SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom
2005 First Half Results

Lisbon, Portugal, 15 September 2005 – Portugal Telecom announced today its audited results for the first half ending 30 June 2005.

Consolidated operating revenues amounted to Euro 3,024 million in the first half of 2005. EBITDA reached Euro 1,149 million, equivalent to a margin of 38.0% . EBITDA minus Capex reached Euro 780 million. Net income for the period amounted to Euro 259 million. Net debt reached Euro 4,256 million at the end of the first half of 2005, which includes an extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations.

PT’s audited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes. Having announced the disposal of Lusomundo Serviços (PTM’s media business) and PrimeSys, these businesses were disclosed as discontinued operations in the consolidated income statements for the first half of 2004 and 2005, in accordance with IFRS rules.

Table 1    Consolidated Financial Highlights

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Operating Revenues	1,568.1	1,470.1	6.7%	3,024.2	2,881.2	5.0%
Recurring Operating Costs, excluding D&A	1,028.5	892.2	15.3%	1,875.5	1,715.1	9.4%
EBITDA (1)	539.6	577.9	(6.6%)	1,148.7	1,166.1	(1.5%)
Recurring Operating Income	279.1	343.8	(18.8%)	654.9	705.0	(7.1%)
Net Income	84.6	201.2	(58.0%)	259.0	385.7	(32.8%)
Capex	201.5	147.6	36.5%	368.3	233.5	57.7%
Capex as % of Revenues (%)	12.8	10.0	2.8pp	12.2	8.1	4.1pp
EBITDA minus Capex	338.1	430.3	(21.4%)	780.5	932.6	(16.3%)
Net Debt	4,255.6	3,621.3	17.5%	4,255.6	3,621.3	17.5%

EBITDA Margin (2) (%)	34.4	39.3	(4.9pp)	38.0	40.5	(2.5pp)
Net Debt / EBITDA (x)	2.0	1.5	0.5x	1.9	1.5	0.4x
EBITDA / Net Interest (x)	8.6	11.0	(2.5x)	9.9	12.2	(2.3x)

(1)	EBITDA = Recurring Operating Income + Depreciation and Amortisation.
(2)	EBITDA Margin = EBITDA / Operating Revenues.

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1. FINANCIAL HIGHLIGHTS

Operating revenues increased by 5.0% y.o.y in the first half of 2005 to Euro 3,024 million, underpinned by the growth in Vivo and in PTM. In the second quarter of 2005, operating revenues increased by 6.7% y.o.y to Euro 1,568 million.

Operating revenues of the domestic businesses (wireline, TMN and PT Multimedia) decreased by 0.2% y.o.y in the first half of 2005, with the increase in PTM and TMN offsetting by Euro 25 million the decline in wireline revenues of Euro 29 million.

Domestic retail revenues (wireline, Pay-TV and broadband) increased by 0.7% y.o.y to Euro 916 million in the first half of 2005, with the strong growth in broadband and Pay-TV revenues more than compensating for the fall in wireline traffic revenues, which were negatively impacted by traffic volume declines and lower interconnection rates.

Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecom costs, increased by 2.8% y.o.y in the first half of 2005 to Euro 582 million, as a result of the aggressive rollout of ADSL and new pricing plans.

EBITDA reached Euro 1,149 million in the first half of 2005, a decrease of 1.5% y.o.y, equivalent to an EBITDA margin of 38.0% .

EBITDA of the domestic businesses increased by 1.5% y.o.y in the first half of 2005, underpinned by a strong performance and margin improvement in the wireline and multimedia businesses.

Recurring operating income decreased by 7.1% y.o.y in the first half of 2005 to Euro 655 million, equivalent to a margin of 21.7% .

Net income totalled Euro 259 million in the first half of 2005 compared to Euro 386 million in the first half of 2004, representing a decrease of 32.8% y.o.y, primarily due to higher curtailment charges which reached Euro 97 million in the first half of 2005.

Capex increased by 57.7% y.o.y in the first half of 2005 to Euro 368 million, equivalent to 12.2% of operating revenues, as a result of higher spend on broadband and 3G in Portugal, the investment in a fifth transponder in the Pay-TV business, and network expansion and CDMA overlay investments at Vivo in Brazil.

EBITDA minus Capex decreased by 16.3% y.o.y to Euro 780 million in the first half of 2005, equivalent to 25.8% of operating revenues. Approximately 93% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PT Multimedia).

Free cash flow decreased from Euro 392 million in the first half of 2004 to negative Euro 38 million in the first half of 2005, primarily as a result of an extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations, the decrease in EBITDA minus Capex, and a higher investment in working capital mainly due to higher receivables.

Net debt amounted to Euro 4,256 million at the end of the first half of 2005, an increase of Euro 724 million from the end of 2004, primarily as a result of the dividends paid and the share buybacks made in the period, as well as the Euro 300 million extraordinary contribution made to fund post retirement healthcare obligations.

Disposals of financial investments during August 2005 will generate cash inflows of Euro 174 million regarding the sale of Lusomundo Serviços (which holds 80.91% of Lusomundo Media) to Controlinveste, and R$ 231 million regarding the sale of PrimeSys to Embratel. In addition, the disposal of PrimeSys, which has already been considered as a

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discontinued operation in the consolidated income statement for the first half of 2005, will result in a reduction in costs with operating leases, which in 2004 reached R$ 78 million.

PT issued Euro 2 billion of Eurobonds in the first half of 2005, Euro 1.5 billion on 24 March 2005, with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million), and a further Euro 500 million on 16 June 2005, with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10 year loans entered into with the European Investment Bank. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by two years. All these operations allowed PT’s cost of debt (excluding Brazilian debt) to decrease to 4.2% and PT’s debt maturity (excluding Brazilian debt) to increase to 9.5 years. Considering Brazilian debt, PT’s consolidated cost of debt decreased to 5.9%, with the consolidated debt maturity being extended to 8.9 years.

Net exposure (assets minus liabilities) to Brazil amounted to R$ 7,703 million, or Euro 2,704 million at the Euro/Real exchange rate prevailing as at 30 June 2005. Assets denominated in Reais in PT’s consolidated balance sheet as at 30 June 2005 represented approximately 35% of total assets and PT’s share in Vivo’s net debt amounted to Euro 526 million as at 30 June 2005.

Pursuant to the announced 10% share buyback programme, PT cancelled 7% of its share capital at the end of 2004, reducing total share capital to Euro 1,166,485,050. Additionally, PT repurchased 37,628,550 PT shares, equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation, thus completing the 10% share buyback announced in September 2003. In the shareholders’ meeting of April 2005, PT was granted authorisation to acquire an additional 10% of its share capital. PT’s Board has committed to undertake a 3% share buyback, subject to market and financial conditions of the company.

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2. OPERATING HIGHLIGHTS

Table 2    Key Performance Indicators

	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Customer Base ('000)
Wireline	4,445	4,282	3.8%	4,445	4,282	3.8%
Mobile	33,554	28,386	18.2%	33,554	28,386	18.2%
Pay-TV	1,465	1,487	(1.5%)	1,465	1,487	(1.5%)
Broadband (Retail ADSL + Cable)	833	529	57.3%	833	529	57.3%

Wireline
Main Lines ('000)	4,445	4,282	3.8%	4,445	4,282	3.8%
PSTN/ISDN	3,871	3,985	(2.8%)	3,871	3,985	(2.8%)
Carrier Pre-Selection	540	485	11.4%	540	485	11.4%
ADSL Retail	500	260	92.1%	500	260	92.1%
ADSL Wholesale	46	33	40.3%	46	33	40.3%
Unbundled Local Loops	28	5	n.m.	28	5	n.m.
Net Additions ('000)	18	45	(59.3%)	68	56	20.5%
PSTN/ISDN	(43)	(14)	n.m.	(77)	(52)	48.6%
Carrier Pre-Selection	32	22	46.7%	55	46	19.6%
ADSL Retail	49	56	(11.9%)	120	99	20.8%
ADSL Wholesale	0	1	(70.5%)	5	5	2.9%
Unbundled Local Loops	12	2	n.m.	19	3	n.m.
Pricing Plans ('000)	1,330	470	183.1%	1,330	470	183.1%
Total Traffic (mn min.)	3,778	4,282	(11.8%)	7,587	8,617	(12.0%)
ARPU (Euro)	34.3	34.5	(0.8%)	34.0	34.3	(0.8%)

Domestic Mobile (TMN)
Customers ('000)	5,108	4,872	4.8%	5,108	4,872	4.8%
Net Additions ('000)	21	(52)	n.m.	54	(15)	n.m.
Total Churn (%)	23.3	29.5	(6.1pp)	23.2	26.0	(2.8pp)
MOU (min.)	122.4	122.1	0.2%	119.5	119.2	0.2%
ARPU (Euro)	22.6	24.5	(7.7%)	22.6	23.8	(4.9%)
Data as % of Service Revenues (%)	11.0	9.1	1.8pp	10.9	9.3	1.6pp
CCPU (1) (Euro)	11.3	11.5	(1.8%)	11.3	11.1	2.0%
ARPU minus CCPU (Euro)	11.4	13.1	(12.9%)	11.4	12.8	(10.9%)

Brazilian Mobile (Vivo)
Customers ('000)	28,446	23,514	21.0%	28,446	23,514	21.0%
Market Share in Areas of Operation (%)	47.6	54.5	(6.9pp)	47.6	54.5	(6.9pp)
Net Additions ('000)	1,487	1,639	(9.3%)	1,903	2,858	(33.4%)
MOU (min.)	78.7	90.4	(12.9%)	80.1	91.7	(12.6%)
ARPU (R$)	28.6	33.3	(14.2%)	28.7	34.0	(15.5%)
Data as % of Service Revenues (%)	6.1	3.8	2.3pp	5.8	4.1	1.7pp
CCPU (1) (R$)	19.6	19.2	2.4%	17.5	18.3	(4.2%)
ARPU minus CCPU (R$)	9.0	14.2	(36.7%)	11.2	15.7	(28.7%)

Multimedia (PT Multimedia) (2)
Homes Passed ('000)	2,606	2,514	3.7%	2,606	2,514	3.7%
Bi-directional ('000)	2,484	2,283	8.8%	2,484	2,283	8.8%
Pay-TV Customers ('000)	1,465	1,487	(1.5%)	1,465	1,487	(1.5%)
Pay-TV Net Additions ('000)	9	21	(58.2%)	16	45	(64.7%)
Cable Broadband Accesses ('000)	333	269	23.7%	333	269	23.7%
Cable Broadband Net Additions ('000)	13	19	(29.4%)	27	39	(29.3%)
Pay-TV Blended ARPU (Euro)	28.1	25.3	10.8%	27.6	25.0	10.3%

(1) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(2) As a result of a database cleanup, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand respectively.

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Customers

>	Wireline main lines increased by 3.8% y.o.y in the second quarter of 2005 to 4,445 thousand, on the back of strong growth in ADSL.

>	Mobile customers increased by 1,509 thousand in the second quarter of 2005 to 33,554 thousand, underpinned by robust growth in Brazil.

>	Pay-TV customers increased by 9 thousand in the second quarter of 2005, totalling 1,465 thousand as at 30 June 2005, after the completion of a database cleanup, following the migration to new CRM, provisioning and billing systems.

>	Retail broadband customers reached 833 thousand in the second quarter of 2005 compared to 770 thousand at the end of the March 2005, equivalent to a penetration of 16.8% of access lines (PSTN/ISDN and cable). Retail broadband net additions were 63 thousand in the second quarter of 2005.

Wireline

>	Total main lines increased by 3.8% y.o.y in the second quarter of 2005 to 4,445 thousand, of which 3,871 thousand were PSTN/ISDN, 500 thousand were ADSL retail, 46 thousand were ADSL wholesale and 28 thousand were unbundled local loops.

>	The number of pricing plans increased by 131 thousand in the second quarter of 2005 to 1,330 thousand, equivalent to a penetration of 36.5% of PSTN retail residential lines.

>	In the second quarter of 2005, total traffic fell by 11.8% y.o.y. Excluding the impact of last year’s Sunday free traffic campaign, total traffic would have fallen by 9.5% y.o.y. Retail traffic fell by 13.7% y.o.y, primarily as a result of continued fixed to mobile substitution and rising competition, while wholesale traffic fell by 10.2% y.o.y, mainly due to the migration of narrowband internet to broadband.

>	Total ARPU decreased by 0.8% y.o.y in the second quarter of 2005 to Euro 34.3. Subscription and voice ARPU decreased by 4.8% y.o.y to Euro 29.8, as a result of declining traffic revenues, whilst data ARPU increased by 38.1% y.o.y, representing already 13.0% of total ARPU in the second quarter of 2005.

Domestic Mobile (TMN)

>	Net additions totalled 21 thousand in the second quarter of 2005. At the end of June 2005, TMN had 5,108 thousand customers, an increase of 4.8% over the same period of last year. Churn decreased by 6.1pp y.o.y to 23.3% in the second quarter 2005. Postpaid customers represented more than 74% of net additions in the period, which compares with 61% in the first quarter of 2005.

>	Data services accounted for 11.0% of service revenues in the second quarter of 2005, an improvement of 1.8pp over the second quarter of 2004, underpinned by the growth in non-SMS data revenues that already account for 21.3% of total data revenues.

>	Minutes of usage (MOU) remained broadly flat in the second quarter of 2005 when compared to the same period of last year, reaching 122.4 minutes, although MOU in the second quarter of 2004 was positively impacted by the one-off effect of the Euro 2004 championship held in Portugal.

>	ARPU in the second quarter of 2005 decreased by 7.7% y.o.y to Euro 22.6, mainly as a result of the reduction in interconnection rates in July 2004 and March 2005. Customer ARPU decreased by 1.2% y.o.y, reflecting the continued

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traffic promotions aimed at stimulating on-net traffic and the one-off positive impact of the Euro 2004 championship in the second quarter of 2004.

Brazilian Mobile (Vivo)

>	Net additions reached 1,487 thousand in the second quarter of 2005. At the end of June 2005, Vivo had 28,446 thousand customers, an increase of 21.0% y.o.y. Vivo’s market share at the end of June 2005 was 47.6% in its areas of operation and 37.7% in the whole of Brazil.

>	Data revenues represented 6.1% of total service revenues in the second quarter of 2005, with more than 30% already being generated by non-SMS data services.

>	MOU dropped by 12.9% y.o.y in the second quarter of 2005 to 78.7 minutes, due to the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic.

>	ARPU decreased by 14.2% y.o.y in the second quarter of 2005 to R$ 28.6, primarily as a result of the changing mix of the customer base towards prepaid, the decrease in incoming traffic, and the impact of the repositioning of postpaid pricing plans (“right planning”).

Multimedia (PT Multimedia)

>	The Pay-TV business undertook a database cleanup of inactive and bad debt customers following the migration to new CRM, provisioning and billing systems, after 10 years of operations. The database cleanup totalled 143 thousand customers, equivalent to 8.8% of the customer base. In accordance with IFRS rules, the operating revenues were adjusted accordingly.

>	Following this database cleanup, Pay-TV customers totalled 1,465 thousand at 30 June 2005, with 9 thousand net additions in the second quarter of 2005.

>	Pay-TV’s blended ARPU in the second quarter of 2005 increased by 10.8% to Euro 28.1, reflecting higher penetration of broadband services and the increase in Pay-TV prices.

>	Broadband cable modem customers reached 333 thousand at the end of June 2005, an increase of 23.7% y.o.y, with net additions of 13 thousand in the second quarter of 2005.

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3. CONSOLIDATED RESULTS

Table 3    Consolidated Income Statement

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Operating Revenues	1,568.1	1,470.1	6.7%	3,024.2	2,881.2	5.0%
Wireline	522.6	536.6	(2.6%)	1,035.0	1,064.4	(2.8%)
Domestic Mobile (TMN)	349.2	354.1	(1.4%)	694.7	689.8	0.7%
Brazilian Mobile (Vivo) (1)	499.2	391.7	27.5%	896.5	764.1	17.3%
Multimedia (PT Multimedia)	148.7	141.9	4.8%	305.4	285.7	6.9%
Other	48.4	45.8	5.6%	92.6	77.2	20.0%

Recurring Operating Costs excluding D&A	1,028.5	892.2	15.3%	1,875.5	1,715.1	9.4%
Wages and Salaries	173.8	154.6	12.4%	336.2	307.0	9.5%
Post Retirement Benefits	36.1	38.1	(5.2%)	72.2	79.8	(9.6%)
Direct costs	216.7	213.1	1.7%	426.2	415.1	2.7%
Costs of Telecommunications	149.7	151.1	(0.9%)	291.2	291.4	(0.1%)
Programming Costs	31.0	28.2	9.9%	62.5	57.4	9.0%
Directories	20.9	22.2	(5.7%)	41.6	44.0	(5.5%)
Other	15.1	11.7	29.3%	30.9	22.4	38.3%
Costs of Products Sold	181.6	130.0	39.7%	288.0	237.8	21.1%
Marketing and Publicity	46.5	40.9	13.6%	79.1	74.3	6.5%
Support Services	53.5	43.0	24.5%	97.8	82.4	18.6%
Maintenance and Repairs	40.1	38.0	5.5%	78.1	74.6	4.8%
Supplies and External Expenses	195.3	164.5	18.7%	356.3	313.5	13.7%
Provisions	32.0	31.2	2.7%	40.1	58.6	(31.6%)
Taxes Other than Income Taxes	39.1	31.2	25.3%	76.3	58.5	30.5%
Other Operating Costs	13.8	7.6	82.6%	25.2	13.5	86.5%

EBITDA	539.6	577.9	(6.6%)	1,148.7	1,166.1	(1.5%)
Depreciation and Amortisation	260.5	234.1	11.3%	493.8	461.1	7.1%
Recurring Operating Income	279.1	343.8	(18.8%)	654.9	705.0	(7.1%)

Other Expenses (Income)	87.9	6.4	n.m.	105.7	18.7	n.m.
Work Force Reduction Programme Costs	81.5	1.8	n.m.	96.8	3.9	n.m.
Losses (Gains) on Disp. of Fixed Assets	(0.2)	1.4	n.m.	0.4	2.5	(82.6%)
Other Non-Recurring Costs	6.5	3.2	102.3%	8.4	12.3	(31.4%)
Income bef. Financials & Inc. Taxes	191.2	337.4	(43.3%)	549.3	686.3	(20.0%)

Financial Expenses (Income)	45.8	32.3	41.9%	103.7	66.6	55.7%
Net Interest Expenses	63.1	52.4	20.4%	116.2	95.9	21.2%
Net Foreign Currency Losses (Gains)	(26.3)	6.2	n.m.	(35.9)	(0.5)	n.m.
Net Losses (Gains) on Financial Assets	14.4	(37.2)	n.m.	22.0	(51.1)	n.m.
Equity in Losses (Earnings) of Affiliates	(21.8)	(0.1)	n.m.	(29.1)	(5.9)	n.m.
Other Financial Expenses	16.4	10.9	50.9%	30.4	28.2	7.8%

Income before Income Taxes	145.4	305.2	(52.3%)	445.6	619.8	(28.1%)
Provision for Income Taxes	(73.1)	(82.0)	(10.8%)	(176.4)	(183.6)	(3.9%)

Income from Continued Operations	72.4	223.2	(67.6%)	269.2	436.1	(38.3%)
Income from Discontinued Operations	2.5	0.9	181.0%	1.6	(2.7)	n.m.
Income Applicable to Minority Interests	9.7	(22.9)	n.m.	(11.8)	(47.8)	(75.3%)

Consolidated Net Income	84.6	201.2	(58.0%)	259.0	385.7	(32.8%)

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

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Consolidated Operating Revenues

Table 4    Consolidated Operating Revenues - Contribution by Segment

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Wireline	522.6	536.6	(2.6%)	1,035.0	1,064.4	(2.8%)
Domestic Mobile (TMN)	349.2	354.1	(1.4%)	694.7	689.8	0.7%
Brazilian Mobile (Vivo) (1)	499.2	391.7	27.5%	896.5	764.1	17.3%
Multimedia (PT Multimedia)	148.7	141.9	4.8%	305.4	285.7	6.9%
Other	48.4	45.8	5.6%	92.6	77.2	20.0%

Total Operating Revenues	1,568.1	1,470.1	6.7%	3,024.2	2,881.2	5.0%

Domestic Retail Revenues	451.7	456.7	(1.1%)	915.9	909.4	0.7%
Wireline	332.9	342.5	(2.8%)	670.2	685.3	(2.2%)
Pay-TV and Cable Internet	118.8	114.2	4.0%	245.7	224.0	9.7%

Average Revenue per Household (ARPH)	41.2	41.7	(1.1%)	41.8	41.5	0.7%

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

Consolidated operating revenues increased by 5.0% y.o.y in the first half of 2005 to Euro 3,024 million, reflecting the higher contributions from Vivo, in part as a result of the Real appreciation during the period, and PTM. In the second quarter of 2005, consolidated operating revenues rose by 6.7% y.o.y to Euro 1,568 million.

In the first half of 2005, operating revenues from the domestic businesses decreased by 0.2% y.o.y, with the increase in PTM and TMN offsetting the decrease in wireline. Revenues in the wireline business were down 2.8% y.o.y, in part as a result of the decrease in fixed to mobile termination rates, which impacted revenues by Euro 7 million.

In the first half of 2005, domestic retail revenues (wireline + pay-TV) increased by 0.7% y.o.y to Euro 916 million, with the average revenue per household (ARPH) amounting to Euro 41.8 per month. The aggressive rollout of broadband services and video products continue to change steadily the mix of the ARPH. In the first half of 2005, data and video revenues represented 12.9% and 21.7% of ARPH, respectively, as compared to 8.9% and 20.3% in the same period of last year. Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecommunications costs, increased by 2.8% y.o.y in the first half of 2005 to Euro 582 million, reflecting the successful rollout of ADSL and new pricing plans.

The contribution to consolidated operating revenues from the mobile businesses rose by 2.2pp y.o.y to 52.6% in the first half of 2005, despite the negative impact of the strong adjustment in interconnection rates in Portugal, which fell to Euro 18.5 cents in July 2004 and Euro 14.0 cents in March 2005. Vivo represented 29.6% of consolidated operating revenues in the first half of 2005, an increase of 3.1pp over the same period of last year.

Table 5     Consolidated Operating Revenues   Standalone Revenues by Segment

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Wireline	563.0	576.3	(2.3%)	1,116.1	1,144.6	(2.5%)
Domestic Mobile (TMN)	373.8	393.3	(5.0%)	748.1	765.7	(2.3%)
Brazilian Mobile (Vivo) (1)	499.1	391.7	27.4%	896.4	764.1	17.3%
Multimedia (PT Multimedia)	149.2	141.8	5.2%	305.8	285.9	7.0%
Other and Eliminations	(17.1)	(33.0)	(48.2%)	(42.2)	(79.1)	(46.7%)

Total Operating Revenues	1,568.1	1,470.1	6.7%	3,024.2	2,881.2	5.0%

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in F2M interconnection rates during the period in analysis.

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EBITDA

Table 6     EBITDA by Business Segment

Euro million	2Q05	2Q04	y.o.y	2Q05	1H05	1H04	y.o.y	1H05
				Margin				Margin

Wireline	237.0	234.0	1.3%	42.1	494.2	465.5	6.2%	44.3
Domestic Mobile (TMN)	165.4	180.3	(8.3%)	44.2	334.2	358.1	(6.7%)	44.7
Brazilian Mobile (Vivo) (1)	98.8	121.5	(18.7%)	19.8	241.0	263.3	(8.5%)	26.9
Multimedia (PT Multimedia)	46.2	44.6	3.8%	31.0	94.8	86.2	10.0%	31.0
Other	(7.8)	(2.5)	209.4%	n.m.	(15.5)	(7.0)	120.3%	n.m.

Total EBITDA	539.6	577.9	(6.6%)	34.4	1,148.7	1,166.1	(1.5%)	38.0
EBITDA Margin (%)	34.4	39.3	(4.9pp)		38.0	40.5	(2.5pp)

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

EBITDA decreased by 1.5% y.o.y in the first half of 2005 to Euro 1,149 million, equivalent to an EBITDA margin of 38.0%, as a result of the reduction in the EBITDA of the mobile businesses, TMN and Vivo.

In the first half of 2005, EBITDA of the domestic businesses increased by 1.5% y.o.y. Adjusting for the one-off impact of the Euro 23 million receivable from Angola Telecom, which was fully provisioned in previous years, EBITDA of the domestic businesses would have decreased by 1.1% y.o.y, as a result of the decrease in TMN’s EBITDA which reflects the investment in the rollout of 3G and negative impact of lower fixed to mobile termination rates.

In the first half of 2005, the contribution of the wireline business to consolidated EBITDA increased by 3.1pp y.o.y to 43.0% . Excluding the impact of the receivable of Euro 23 million from Angola Telecom, the contribution to consolidated EBITDA from this business segment would have increased by 1.1pp to 41.0% .

PTM’s contribution to consolidated EBITDA improved by 0.9pp y.o.y to 8.3% in the first half of 2005, underpinned by continued top line growth and margin expansion in the period.

The contribution to consolidated EBITDA from the mobile businesses decreased by 3.2pp y.o.y to 50.1% in the first half of 2005. The contribution of TMN to consolidated EBITDA decreased by 1.6pp y.o.y to 29.1% and Vivo’s contribution decreased by 1.6pp y.o.y to 21.0% . TMN’s EBITDA and margin performance in the period reflects the investment in the rollout of 3G and the negative impact of lower fixed to mobile termination rates, while Vivo’s margin compression is explained by strong customer growth and continued intensification of competitive pressures.

Consolidated Recurring Operating Costs

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Table 7    Consolidated Recurring Operating Costs (1)

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y	1H05
							% Rev.

Wages and Salaries	173.8	154.6	12.4%	336.2	307.0	9.5%	11.1
Post Retirement Benefits	36.1	38.1	(5.2%)	72.2	79.8	(9.6%)	2.4
Direct costs	216.7	213.1	1.7%	426.2	415.1	2.7%	14.1
Telecommunication Costs	149.7	151.1	(0.9%)	291.2	291.4	(0.1%)	9.6
Programming Costs	31.0	28.2	9.9%	62.5	57.4	9.0%	2.1
Directories	20.9	22.2	(5.7%)	41.6	44.0	(5.5%)	1.4
Other	15.1	11.7	29.3%	30.9	22.4	38.3%	1.0
Costs of Products Sold	181.6	130.0	39.7%	288.0	237.8	21.1%	9.5
Marketing and Publicity	46.5	40.9	13.6%	79.1	74.3	6.5%	2.6
Support Services	53.5	43.0	24.5%	97.8	82.4	18.6%	3.2
Supplies and External Exp.	195.3	164.5	18.7%	356.3	313.5	13.7%	11.8
Provisions	32.0	31.2	2.7%	40.1	58.6	(31.6%)	1.3
Other Operating Costs	93.0	76.8	21.2%	179.6	146.5	22.6%	5.9

Rec. Operating Costs excluding D&A	1,028.5	892.2	15.3%	1,875.5	1,715.1	9.4%	62.0

Depreciation & Amortisation	260.5	234.1	11.3%	493.8	461.1	7.1%	16.3

Total Recurring Operating Costs	1,289.0	1,126.3	14.4%	2,369.3	2,176.1	8.9%	78.3

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

Consolidated recurring operating costs amounted to Euro 2,369 million, an increase of 8.9% y.o.y over the first half of 2004.

Wages and salaries increased by 9.5% y.o.y to Euro 336 million in the first half of 2005 and represented 11.1% of consolidated operating revenues. The growth in this caption is mainly related to the operations in Brazil, which contributed with Euro 18 million to the growth in consolidated wages and salaries (Euro 7 million related to the Real appreciation during the period). At Vivo, wages and salaries in local currency decreased by 1.2% y.o.y in the first half of 2005, while at Dedic, PT’s call centre operation in Brazil, wages and salaries increased from Euro 13 million in the first half of 2004 to Euro 24 million in the first half of 2005, primarily as a result of the incorporation of additional call centre employees.

Post retirement benefit costs (PRBs) decreased by 9.6% y.o.y to Euro 72 million in the first half of 2005, and accounted for 2.4% of consolidated operating revenues. This decline is primarily due to the following: (1) a gain of Euro 10 million resulting from further changes in the method of calculating the pension of an employee upon retirement, which are now computed based on the average of the last three years of salary instead of the last year of salary; (2) a decrease of Euro 3 million in the net interest cost due to the combined effect of the contributions made to the funds and the increase in PBO resulting from further curtailments; and (3) an increase of Euro 4 million in the amortisation of actuarial losses due to the changes in actuarial assumptions made at the end of 2004.

Direct costs increased by 2.7% y.o.y to Euro 426 million in the first half of 2005. This cost item represented 14.1% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, decreased by 0.1% y.o.y to Euro 291 million in the first half of 2005, mainly as a result of lower traffic volumes in the wireline business and the decrease in fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal, which more than offset the increase of 38.9% y.o.y in telecommunications costs at Vivo related to higher traffic volumes. Telecommunications costs accounted for 9.6% of consolidated operating revenues. Programming costs increased by 9.0% y.o.y to Euro 63 million, primarily as a result of the launch of the digital offer in the Pay TV business aimed at promoting analogue to digital migration.

Costs of product sold grew by 21.1% y.o.y to Euro 288 million, primarily due to higher commercial activity at Vivo and TMN.

Marketing and publicity costs increased by 6.5% y.o.y in the first half of 2005 to Euro 79 million, reflecting higher advertising spend and promotional activities in the wireline business, TMN and Vivo.

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Support services costs rose by 18.6% y.o.y in the first half of 2005 to Euro 98 million, mainly due to an increase in this cost item in the wireline business and Vivo, as a result of the outsourcing of certain additional functions and higher call centre costs related to increased commercial activity. This cost item represented 3.2% of consolidated operating revenues.

Supplies and external expenses increased by 13.7% y.o.y in the first half of 2005 to Euro 356 million, primarily as a result of the increase in commissions in the mobile businesses, TMN and Vivo, on the back of higher commercial activity. Supplies and external expenses accounted for 11.8% of consolidated operating revenues.

Provisions decreased by 31.6% y.o.y to Euro 40 million in the first half of 2005. The decrease in this caption is primarily due to: (1) a reversal of a bad debt provision for international traffic in Angola in the amount of Euro 23 million, in connection with a receivable from Angola Telecom that was fully provisioned in previous years; (2) a decrease of Euro 17 million in TMN, mainly due to the initial recognition in the first half of 2004 of a provision for loyalty programmes of Euro 12 million that compares to an increase of only Euro 2 million in this provision in the first half of 2005; (3) an increase of Euro 20 million in Vivo (Euro 8 million related to the Real appreciation), mainly due to a higher level of bad debts; and (4) an increase of Euro 2 million at PTM, also due to a higher level of bad debt. This cost item accounted for 1.3% of consolidated operating revenues.

Other operating costs increased by 22.6% y.o.y to Euro 180 million in the first half of 2005. This caption includes Euro 78 million of maintenance and repairs, Euro 76 million of taxes (which mainly include indirect taxes and spectrum fees) and Euro 25 million of other costs. The increase in this caption is primarily related to an increase in spectrum fees at Vivo of Euro 17 million (Euro 5 million related to the Real appreciation), mainly due to the increase in subscribers during the period.

Depreciation and amortisation costs rose by 7.1% y.o.y to Euro 494 million in the first half of 2005, due to the increase of Euro 31 million in the contribution of Vivo for the Group’s D&A. This increase resulted mainly from the allocation of goodwill generated in the recent tender offer of TCO to an intangible asset related to the telecommunication licenses held by TCO, which is being amortised over the remaining period of those licences. This cost item accounted for 16.3% of consolidated operating revenues.

Net Income

Net income amounted to Euro 259 million in the first half of 2005, a decrease of 32.8% y.o.y, primarily due to higher curtailments charges and negative changes in the fair value of certain derivative instruments in the first half of 2005.

Workforce reduction programme costs amounted to Euro 97 million in the first half of 2005 (Euro 4 million in the first half of 2004), as a result of the reduction of 406 employees in the wireline business. This curtailment cost item reflects primarily the following: (1) net present value of salaries to be paid to pre-retired employees up to retirement age; (2) net present value of future service costs for early retired and pre-retired employees; and (3) proportional recognition of actuarial gains and losses related to early retired and pre-retired employees.

Net interest expenses amounted to Euro 116 million in the first half of 2005 (Euro 45 million related to loans obtained by Vivo), as compared to Euro 96 million in the same period of last year (Euro 36 million related to loans obtained by Vivo). In the first half of 2005, net interest expenses related to the net debt of PT excluding Brazil increased by 18.3% y.o.y to Euro 71

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million, as a result of the increase in average net debt in the first half of 2005. In the first half of 2005, net interest expenses related to Vivo’s net debt increased by 25.4% y.o.y to Euro 46 million, as a result of: (1) the appreciation of the Real in the period (Euro 3 million); and (2) the increase in average net debt and in the average CDI during the first half of 2005. The net interest expenses in the first half of 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 5.9% .

Net foreign currency gains increased to Euro 36 million in the first half of 2005 from Euro 0.5 million in the same period of last year, primarily as a result of the evolution of the Euro/Real exchange rate over the period.

Net losses on financial assets amounted to Euro 22 million in the first half of 2005, as compared to net gains of Euro 51 million in the first half of 2004. This caption includes mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PTM shares (net gains of Euro 0.2 million in the first half of 2005, as compared to Euro 46 million in the first half of 2004), and (2) cross currency derivatives related to Brazil that are not hedging any specific risk (net losses of Euro 20 million in the first half of 2005 against net gains of Euro 2 million in the first half of 2004).

In the first half of 2005, equity accounting in gains of affiliated companies amounted to Euro 29 million, compared to Euro 6 million in the same period of last year. This caption included mainly PT’s share in the earnings of CTM in Macau, Unitel in Angola, and UOL in Brazil, totalling Euro 31 million. The improvement in this caption of Euro 23 million is primarily explained by the increase in the earnings of: (1) Unitel from Euro 6 million to Euro 14 million; (2) UOL from Euro 1 million to Euro 9 million; and (3) Médi Télécom from a negative Euro 7 million to a positive Euro 1 million.

Other financial expenses amounted to Euro 30 million in the first half of 2005, as compared to Euro 28 million in the first half of 2004. This caption includes various financial expenses including banking commissions and related taxes.

The provision for income taxes decreased to Euro 176 million in the first half of 2005, from Euro 184 million in the same period of last year. The effective tax rate increased from 29.6% to 39.6%, mainly as a result of the increase in net losses at certain Vivo subsidiaries during the period that did not generate the recognition of related tax assets. In the first half of 2005, this caption included a non-cash component amounting to Euro 129 million (Euro 124 million in the same period of last year) that was recorded as a reduction of deferred taxes related to tax losses carried forward in previous years.

In the first half of 2005, discontinued operations included PT’s share in the earnings of Lusomundo Serviços and PrimeSys. The sale of Lusomundo Serviços was concluded on 25 August 2005, while the sale of PrimeSys, which was announced on 5 August 2005, is currently pending regulatory approval by the local telecom regulator.

Income applicable to minority interests decreased to Euro 12 million, from Euro 48 million in the same period last year, primarily as a result of the Euro 25 million decrease in thenet income of Vivo’s subsidiaries.

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4. CAPEX

Table 8    Capex by Business Segment

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y	1H05
							% Rev.

Wireline	54.3	53.5	1.5%	96.5	84.2	14.6%	8.6
Domestic Mobile (TMN)	28.9	18.5	56.0%	47.7	35.4	34.6%	6.4
Brazilian Mobile (Vivo) (1)	66.5	51.0	30.3%	143.0	68.9	107.5%	16.0
Multimedia (PT Multimedia)	39.6	12.7	210.9%	55.6	22.2	150.4%	18.2
Other	12.2	11.8	3.3%	25.5	22.7	12.3%	n.m.

Total Capex	201.5	147.6	36.5%	368.3	233.5	57.7%	12.2

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

Total capex increased by 57.7% y.o.y in the first half of 2005 to Euro 368 million, as a result of the capex increase across all businesses. Total capex was equivalent to 12.2% of consolidated operating revenues.

Wireline capex in the first half of 2005 increased by 14.6% y.o.y to Euro 97 million, equivalent to a capex to sales ratio of 8.6% . This increase is primarily related to the strong growth in broadband.

TMN’s capex increased by 34.6% y.o.y to Euro 48 million in the first half of 2005, equivalent to 6.4% of operating revenues. TMN spent approximately 70% of its network capex on 3G.

PT’s share of Vivo’s capex increased from Euro 69 million in the first half of 2004 to Euro 143 million in the first half of 2005, which is equivalent to 16.0% of operating revenues. This increase is primarily explained by the investment in capacity expansion, CDMA overlay in the regions operated by CRT and TCO, and the rollout of 1xRTT and EV-DO.

In the first half of 2005, PTM’s capex increased by 150.4% y.o.y to Euro 56 million, equivalent to 18.2% of operating revenues, in part as a result of the investment of Euro 17 million corresponding to the discounted rents of a 12 year contract for a fifth transponder to be used in the Pay-TV business for its satellite and premium services.

Other capex increased by 12.3% y.o.y to Euro 25 million in the first half of 2005. This caption included mainly capex related to IT expenditures and the rollout of Corporate SAP across all of PT’s businesses in order to improve efficiency in back-office processes. This caption also includes capex related to fully consolidated businesses not included in the main segments.

5. CASH FLOW

EBITDA minus Capex

Table 9    EBITDA minus Capex by Business Segment

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Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y	1H05
							% Rev.

Wireline	182.7	180.5	1.2%	397.7	381.3	4.3%	35.6
Domestic Mobile (TMN)	136.5	161.8	(15.7%)	286.5	322.7	(11.2%)	38.3
Brazilian Mobile (Vivo) (1)	32.3	70.5	(54.2%)	98.0	194.4	(49.6%)	10.9
Multimedia (PT Multimedia)	6.6	31.8	(79.2%)	39.2	64.0	(38.7%)	12.8
Other	(19.9)	(14.3)	39.6%	(41.0)	(29.7)	37.9%	n.m.

Total EBITDA minus Capex	338.1	430.3	(21.4%)	780.5	932.6	(16.3%)	25.8

(1) Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.3140 in 1H05.

EBITDA minus Capex totalled Euro 780 million in the first half of 2005, decreasing by 16.3% y.o.y, as a result of the decrease in TMN, Vivo and PTM. The domestic businesses, on a combined basis, accounted for approximately 93% of the total EBITDA minus Capex.

Free Cash Flow

Table 10    Free Cash Flow

Euro million	2Q05	2Q04	Δ y.o.y	1H05	1H04	Δ y.o.y

EBITDA minus Capex	338.1	430.3	(21.4%)	780.5	932.6	(16.3%)
Non-Cash Items included in EBITDA:
Post Retirement Benefit Costs	36.1	38.1	(5.2%)	72.2	79.8	(9.6%)
Non-Cur. Prov., Tax Prov. & Other N.-Cash Items	36.5	13.1	179.3%	23.4	6.7	251.3%
Change in Working Capital	(40.4)	(57.3)	(29.5%)	(255.8)	(167.5)	52.7%

Operating Cash Flow	370.3	424.2	(12.7%)	620.3	851.6	(27.2%)

Acquisition of Financial Investments	(8.9)	(55.5)	(84.0%)	(10.5)	(55.5)	(81.1%)
Disposals	15.9	1.2	n.m.	15.9	5.9	169.8%
Interest Paid	(71.7)	(88.3)	(18.8%)	(138.3)	(179.5)	(23.0%)
Payments Related to Post Retirement Benefits (1)	(43.1)	(31.1)	38.7%	(483.0)	(168.5)	186.7%
Income Taxes Paid by Certain Subsidiaries	(13.4)	(26.3)	(49.1%)	(24.1)	(34.8)	(30.8%)
Other Cash Movements	(6.8)	(23.0)	(70.5%)	(18.3)	(26.8)	(31.7%)

Free Cash Flow	242.4	201.2	20.5%	(37.9)	392.4	n.m.

(1)	In the first half of 2005, this caption included: (i) Euro 101 million of contributions to the pension fund, (ii) Euro 66 million related to payments of salaries to pre- retired and suspended employees, (iii) Euro 16 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees, and (iv) Euro 300 million related to a contribution to fund post retirement healthcare obligations.

In the first half of 2005, operating cash flow decreased by 27.2% y.o.y to Euro 620 million, as a result of the decrease in EBITDA minus Capex and the higher investment in working capital, mainly related to higher receivables at Vivo and at the wireline business. Free cash flow decreased from Euro 392 million in the first half of 2004 to negative Euro 38 million in the first half of 2005, primarily due to the decline in operating cash flow and the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations.

6. CONSOLIDATED BALANCE SHEET

Table 11    Consolidated Balance Sheet

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Euro million	30 June 2005	31 December 2004

Current Assets	4,854.9	3,897.2
Cash and Equivalents	2,768.2	1,947.0
Accounts Receivable, net	1,572.0	1,415.4
Inventories, net	187.8	175.1
Taxes Receivable	164.1	179.4
Prepaid Expenses and Other Current Assets	162.9	180.3
Non-Current Assets	9,955.8	9,682.4
Accounts Receivable, net	30.0	21.5
Prepaid Expenses	4.9	6.2
Taxes Receivable	100.1	62.6
Financial Investments	434.1	435.3
Intangible Assets, net	3,557.2	3,244.9
Tangible Assets, net	3,996.3	3,934.3
Deferred Taxes	1,002.1	1,125.3
Other Non-current Assets	831.1	852.3
Assets of Discontinued Operations	351.8	0.0

Total Assets	15,162.4	13,579.6

Current Liabilities	3,787.9	4,015.1
Short Term Debt	1,556.1	1,615.8
Accounts Payable	1,018.7	1,264.8
Accrued Expenses	604.2	599.8
Deferred Income	232.3	225.5
Taxes Payable	194.5	173.6
Current Provisions and Other Liabilities	182.0	135.4
Non-Current Liabilities	7,804.1	6,518.6
Medium and Long Term Debt	5,467.7	3,863.0
Accounts Payable	19.0	17.6
Taxes Payable	30.2	25.6
Deferred Income	17.3	15.6
Accrued Post Retirement Liability	908.2	1,232.1
Deferred Taxes	323.7	327.9
Non-Current Provisions and Other Liabilities	1,037.9	1,036.9
Liabilities of Discontinued Operations	126.4	0.0

Total Liabilities	11,718.3	10,533.7

Equity before Minority Interests	2,733.5	2,478.3
Minority Interests	710.7	567.6

Total Shareholders' Equity	3,444.2	3,045.9

Total Liabilities and Shareholders' Equity	15,162.4	13,579.6

The gearing ratio [Net Debt / (Net Debt + Shareholders’ Equity)] increased to 55.3% as at 30 June 2005 from 53.7% at 31 December 2004, while the shareholders’ equity plus long term debt to total assets ratio increased to 58.8% from 50.9% over the same period. At the end of June 2005, the net debt to EBITDA ratio was 1.9 times and the EBITDA cover was 9.9 times.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,703 million as at 30 June 2005 (Euro 2.704 million at the Euro/Real exchange rate prevailing as at 30 June 2005). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2005 amounted to Euro 5,344 million, equivalent to approximately 35% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

As at 30 June 2005, the accrued post retirement liability included the unfunded gap related to PT’s post retirement obligations of Euro 1,975 million, less the net actuarial losses and other past service obligations of Euro 1,067 million, which were deferred in accordance with IFRS. In the first half of 2005, the accrued post retirement liability decreased by Euro 324 million to Euro 908 million, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) a contribution of Euro 101 million to the pension funds corresponding to the expected

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level of contributions in 2005, excluding the impact of further curtailments during the year; (3) Euro 66 million of salaries paid to pre-retired and suspended employees; and (4) Euro 16 million of payments related to healthcare services. These impacts were mostly offset by the post retirement benefit cost and curtailment cost booked in the income statement, in the first half of 2005, in the amount of Euro 72 million and Euro 97 million respectively.

Consolidated Net Debt

Table 12    Change in Net Debt

Euro million	2Q05	1H05

Net Debt (Initial Balance)	3,945.2	3,531.8
Free Cash Flow	242.4	(37.9)
Discontinued Operations (Media segment + PrimeSys)	0.0	39.3
Gains on Certain Foreign Currency Derivatives used for Hedging	(13.4)	(15.1)
Translation Effects of US Dollar and Real Denominated Debt	(77.6)	(97.3)
Dividends Paid by PT	(395.1)	(395.1)
Dividends Paid by PTM	(24.5)	(24.5)
Reverse stock split at Vivo's listed subsidiaries	16.8	16.8
Acquisitions of Treasury Shares / Equity Swaps	0.0	(150.9)
Warrants issued by PTM	(59.0)	(59.0)
Net Debt (Final Balance)	4,255.6	4,255.6

Increase in Net Debt	310.4	723.8
Increase in Net Debt (%)	7.9%	20.5%

Consolidated net debt as at 30 June 2005 amounted to Euro 4,256 million, an increase of Euro 724 million compared to year-end 2004, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) a contribution of Euro 101 million to the pension funds; (3) the outflows related to shareholder remuneration, including dividends and share buybacks, amounting to Euro 395 million and Euro 151 million respectively; and (4) the outflows regarding the payments made by PTM to minority shareholders regarding dividends (Euro 25 million) and share buybacks in connection with the exercise of warrants (Euro 59 million). Excluding the extraordinary contribution to fund post retirement healthcare obligations and the outflows regarding shareholder remuneration at PT and PTM, net debt would have decreased by Euro 206 million in the first half of 2005.

Table 13    Consolidated Net Debt

Euro million	30 June 2005	31 December 2004	Δ y.o.y	y.o.y

Short Term	1,556.1	1,615.8	(59.8)	(3.7%)
Bank Loans	374.0	473.9	(99.9)	(21.1%)
Bonds	899.5	585.0	314.6	53.8%
Other Loans	249.0	338.0	(88.9)	(26.3%)
Liability with Equity Swaps on Own Shares	0.0	189.8	(189.8)	n.m.
Financial Leases	33.6	29.2	4.3	14.7%
Medium and long term	5,467.7	3,863.0	1,604.7	41.5%
Bank Loans	1,881.1	1,337.0	544.1	40.7%
Exchangeable Bonds	390.2	386.9	3.3	0.8%
Bonds	2,951.4	1,848.2	1,103.2	59.7%
Other Loans	38.7	90.7	(52.0)	(57.3%)
Financial Leases	206.3	200.2	6.2	3.1%

Total Debt	7,023.8	5,478.8	1,545.0	28.2%
Cash and Equivalents	2,768.2	1,947.0	821.2	42.2%

Net Debt	4,255.6	3,531.8	723.8	20.5%

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As at 30 June 2005, 77.8% of total debt was medium and long term, while 71.6% of total debt was at fixed rates. As at 30 June 2005, 85.6% of total debt was denominated in Euros, 2.0% in US Dollars and 12.4% in Brazilian Reais. At the end of the period, the only loans with rating triggers (if PT is downgraded to BBB+) were four EIB loans totalling Euro 400 million, including two loans of Euro 250 million drawn in February 2005. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 235 million had been drawn down as at 30 June 2005. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 30 June 2005. The 50% share of Vivo’s net debt, consolidated by PT, amounted to Euro 526 million as at 30 June 2005. Most of Vivo’s net debt is either Real denominated or has been swapped into Reais.

PT’s average cost of debt in the first half of 2005 was 5.9%, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, the average cost of debt in the first half of 2005 was 4.2% .

Table 14  Net Debt Maturity Profile

Maturity	Net Debt	Notes

2005	(2,206.5)	Net cash position
2006	1,541.9	Includes a Euro 900 million Eurobond issued in February 2001
		and a Euro 390 million Exchangeable Bond issued in December 2001
2007	377.5
2008	260.4
2009	1,258.6	Includes a Euro 880 million Eurobond issued in April 1999
2010	568.1
2011	101.3
2012	1,081.6	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.3
2014 and following	1,211.4	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	4,255.6

On 24 March 2005, PT issued Euro 1.5 billion of Eurobond with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million) and on 16 June 2005 issued a further Euro 500 million Eurobond with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10-year loans entered into with the EIB in December 2004 and January 2005. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by an additional two years. As a consequence of all these operations, PT’s debt maturity increased to 8.9 years. Excluding Brazilian debt, the debt maturity was extended to 9.5 years.

Table 15   Debt Ratings

	Current	Outlook	Last Change

Standard & Poor's	A-	Stable	6 May 2003
Moody's	A3	Stable	14 June 2002

Shareholders Equity (excluding Minority Interests)

As at 30 June 2005, shareholders' equity excluding minority interest amounted to Euro 2,733 million, an increase of Euro 255 million since the end of last year, as a result mainly of: (1) the dividends paid in the period amounting to Euro 395 million; (2) the acquisition of treasury stock amounting to Euro 151 million, in line with the announced share buyback programme; (3) the impact for PT amounting to Euro 33 million of the treasury shares acquired by PTM from the minority shareholders that opted for the physical exercise of the warrants issued by PTM in May 2005; (4) the net income generated during the period of Euro 259 million; and (5) the impact of positive currency translation adjustments of Euro 582 million, mainly due to

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the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6147 at year-end 2004 compared to Euro/R$ 2.8489 at the end of June 2005).

As at 15 September 2005, PT had 37,628,550 treasury shares, equivalent to 3.0% of share capital prior to the cancellation of the 7.0% treasury shares on 28 December 2004. PT has thus completed the 10% share buyback announced in September 2003.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 851 million as at year end 2004 to Euro 349 million at the end of June 2005, primarily as a result of: (1) Euro 395 million related to dividends paid; (2) Euro 340 million related to the acquisition of treasury shares through the exercise of equity swaps on PT shares (including Euro 151 million related to equity swaps contracted in the first half of 2005); (3) Euro 201 million related to 95% of the net income generated in the period under PGAAP of Euro 212 million; and (4) Euro 32 million related to the amount received by PT from PTM in connection with the financial exercise of the warrants issued by PTM in May 2005, which corresponds to an effective distribution of reserves. The level of distributable reserves is impacted by the amount of: (1) treasury stock owned; (2) net income generated; and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil as at 30 June 2005, such a depreciation would only have a negative impact on distributable reserves if the Euro/Real exchange rate were to depreciate beyond 3.95.

7. EMPLOYEES

Table 16    Number of Employees and Productivity Ratios

	1H05	1H04	Δ y.o.y	y.o.y	1Q05	q.o.q

Wireline	8,257	9,012	(755)	(8.4%)	8,523	(3.1%)
Domestic Mobile (TMN)	1,155	1,112	43	3.9%	1,141	1.2%
Brazilian Mobile (Vivo) (1)	3,016	3,521	(505)	(14.3%)	3,106	(2.9%)
Multimedia (PT Multimedia)	1,324	2,598	(1,274)	(49.0%)	1,267	4.5%
Other (2)	17,251	12,194	5,057	41.5%	16,274	6.0%

Total Group Employees	31,003	28,437	2,567	9.0%	30,311	2.3%
Domestic Market	13,680	15,314	(1,634)	(10.7%)	13,951	(1.9%)
International Market (2)	17,323	13,123	4,201	32.0%	16,360	5.9%

Fixed Lines per Employee	538	475	63	13.3%	519	3.6%
Mobile Cards per Employee
TMN	4,422	4,381	41	0.9%	4,458	(0.8%)
Vivo	4,716	3,340	1,376	41.2%	4,340	8.7%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2) The increase in this caption results primarily from the insourcing of additional call centre employees at Dedic, PT's call centre business in Brazil. As at 30 June 2005, Dedic had a total of 13,345 employees.

At the end of June 2005, total staff totalled 31,003 employees, of which 44.1% were employed in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 13.3% y.o.y to 538 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 0.9% to 4,422 cards. At the end of June 2005, the total number of staff employed by Vivo decreased by 14.3% y.o.y to 6,032 employees, with the ratio of mobile cards per employee increasing 41.2% y.o.y to 4,716 cards.

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8. WIRELINE BUSINESS

Table 17    Wireline Income Statement (1)

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Operating Revenues	563.0	576.3	(2.3%)	1,116.1	1,144.6	(2.5%)
Services Rendered	550.5	555.7	(0.9%)	1,090.8	1,108.3	(1.6%)
Sales	8.1	9.0	(9.7%)	15.7	16.3	(4.0%)
Other Operating Revenues	4.4	11.6	(62.0%)	9.5	19.9	(52.1%)

Operating Costs excluding D&A	326.0	342.3	(4.7%)	621.8	679.1	(8.4%)
Wages and Salaries (2)	72.7	69.4	4.8%	145.0	137.6	5.4%
Post Retirement Benefits	36.0	38.0	(5.2%)	72.1	79.7	(9.6%)
Direct costs	95.3	123.8	(23.1%)	196.9	243.0	(19.0%)
Costs of Telecommunications	73.9	101.8	(27.4%)	154.4	199.2	(22.5%)
Directories	20.8	22.1	(6.0%)	41.5	44.0	(5.6%)
Other	0.6	(0.1)	n.m.	1.0	(0.3)	n.m.
Costs of Products Sold	5.9	11.9	(50.2%)	14.9	19.0	(21.9%)
Marketing and Publicity	15.6	9.5	63.0%	23.3	15.5	49.7%
Support Services	31.4	25.5	22.8%	65.6	52.1	26.1%
Supplies and External Expenses	43.9	32.6	34.6%	72.6	66.1	9.9%
Provisions	2.1	0.3	n.m.	(15.7)	7.0	n.m.
Other Operating Costs	23.2	31.2	(25.6%)	47.2	59.2	(20.3%)

EBITDA	237.0	234.0	1.3%	494.2	465.5	6.2%
Depreciation and Amortisation	87.3	96.9	(9.9%)	173.6	188.1	(7.7%)
Operating Income	149.7	137.1	9.1%	320.6	277.4	15.6%

EBITDA Margin	42.1%	40.6%	1.5pp	44.3%	40.7%	3.6pp
Capex	54.3	53.5	1.5%	96.5	84.2	14.6%
Capex as % of Revenues	9.6%	9.3%	0.4pp	8.6%	7.4%	1.3pp
EBITDA minus Capex	182.7	180.5	1.2%	397.7	381.3	4.3%

(1) Includes intragroup transactions.
(2) The increase in this caption results primarily from the incorporation of PT Corporate in the wireline segment in the 1H05. Excluding this impact, wages and salaries of the wireline business would have increased by 2.3% y.o.y in the second quarter 2005, primarily due to a reduction in the level of own work capitalised during the period.

Operating revenues decreased by 2.3% y.o.y to Euro 563 million in the second quarter of 2005, as a result of the decrease in retail, wholesale and other wireline revenues. Excluding the impact of Euro 5 million related to lower fixed-to mobile interconnection rates, operating revenues would have decreased by 1.4% y.o.y. In effect, net revenues and net retail revenues, which adjust for corresponding telecom costs, increased by 4.8% and 1.8% respectively in the second quarter of 2005.

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Table 18   Wireline Operating Revenues (1)

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Retail	334.0	344.3	(3.0%)	671.3	688.7	(2.5%)
Fixed Charges	169.7	165.0	2.9%	343.1	330.3	3.9%
Traffic	122.3	150.4	(18.7%)	249.8	303.5	(17.7%)
Domestic	91.8	130.6	(29.7%)	203.6	265.3	(23.3%)
International	30.5	19.8	53.9%	46.2	38.2	20.8%
ADSL Retail	37.9	23.5	61.4%	70.7	41.2	71.5%
ISP and Other	4.1	5.4	(24.7%)	7.7	13.6	(43.6%)
Wholesale	106.3	109.6	(3.0%)	211.6	220.0	(3.8%)
Traffic	54.1	63.1	(14.2%)	106.7	120.9	(11.7%)
Leased Lines	41.9	35.6	17.5%	84.9	77.4	9.7%
Other	10.3	10.9	(5.5%)	20.0	21.7	(7.9%)
Data & Corporate	66.3	61.4	8.0%	124.1	118.8	4.5%
Data Communications	31.7	27.2	16.8%	60.7	50.7	19.6%
Leased Lines	8.9	12.2	(27.1%)	16.4	25.6	(36.0%)
Network Management & Outsourcing	7.1	4.9	44.8%	11.5	8.4	36.3%
Other	18.5	17.0	8.7%	35.6	34.0	4.5%
Other Wireline Revenues	56.4	61.0	(7.6%)	109.1	117.1	(6.8%)
Other Fixed Line Telephone Services	12.3	6.4	92.0%	20.1	12.0	66.9%
Other Operating Revenues	4.4	11.6	(62.0%)	9.5	19.9	(52.1%)
Sales of Telecom Equipment	8.1	9.0	(9.7%)	15.7	16.3	(4.0%)
Telephone Directories	30.6	32.6	(6.0%)	61.4	65.8	(6.7%)
Portals	0.9	1.4	(34.3%)	2.4	3.0	(20.9%)

Total Operating Revenues	563.0	576.3	(2.3%)	1,116.1	1,144.6	(2.5%)

(1)	Includes intragroup transactions.

In terms of retail revenues, fixed charges increased by 2.9% to Euro 170 million in the second quarter of 2005, on the back of a higher contribution from pricing plans, which now account for 8.6% of fixed charges, and also the impact of the price increase of monthly fee in August last year that led to an average increase of 2.6%, more than offsetting the fall in the number of accesses. On the other hand, traffic revenues fell by 18.7% y.o.y as a result of the declining trend in traffic volumes and the reduction of fixed to mobile prices. ADSL Retail revenues posted a significant increase in the second quarter of 2005, amounting to Euro 38 million, up from Euro 24 million in the same period of last year. ISP dial-up revenues decreased by 24.7% y.o.y to Euro 4.1 million as a result of the aggressive rollout of broadband. The net effect of these trends was a decrease in retail revenues of 3.0% y.o.y in the second quarter of 2005 to Euro 334 million.

The competitive environment in the corporate segment remained challenging. Notwithstanding, through an increasingly integrated offer, PT won several new contracts over the period, with special emphasis for IT contracts, where PT is starting to make important inroads. Network management and outsourcing service revenues also had a positive performance, increasing by 44.8% y.o.y in the second quarter of 2005. Data services and Internet continued to perform strongly in the second quarter of the 2005. Furthermore, there was a strong effort to improve the VAS offering, both in voice and data.

Wholesale revenues decreased by 3.0% y.o.y in the second quarter of 2005 to Euro 106 million, mainly as a result of the decrease in traffic revenues, which offset the growth in leased lines. The decrease in traffic revenues is explained by the decline in incoming international revenues, as a result of the reduction imposed by the regulator of I2M interconnection rates, in line with the adjustment in other interconnection rates (F2M and M2M), as well as the decline in international transit revenues. The increase in leased line revenues in the second quarter of 2005 was underpinned by the increase in the number of leased lines provided to other telecom operators.

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EBITDA increased by 1.3% y.o.y in the second quarter of 2005 to Euro 237 million. The improvement in margin resulted primarily from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs (as discussed in the consolidated recurring operating costs section) and the effect of declining interconnection rates.

Capex amounted to Euro 54 million in the second quarter of 2005, an increase of 1.5% y.o.y and equivalent to 9.6% of operating revenues, in part as a result of the aggressive rollout of broadband. EBITDA minus Capex in the second quarter of 2005 amounted to Euro 183 million, an increase of 1.2% over the same period of last year and equivalent to 32.4% of operating revenues.

Table 19   Wireline Operating Data

	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Main Lines ('000)	4,445	4,282	3.8%	4,445	4,282	3.8%
PSTN/ISDN	3,871	3,985	(2.8%)	3,871	3,985	(2.8%)
Carrier Pre-Selection	540	485	11.4%	540	485	11.4%
ADSL Retail	500	260	92.1%	500	260	92.1%
ADSL Wholesale	46	33	40.3%	46	33	40.3%
Unbundled Local Loops	28	5	n.m.	28	5	n.m.
Net Additions ('000)	18	45	(59.3%)	68	56	20.5%
PSTN/ISDN	(43)	(14)	n.m.	(77)	(52)	48.6%
Carrier Pre-Selection	32	22	46.7%	55	46	19.6%
ADSL Retail	49	56	(11.9%)	120	99	20.8%
ADSL Wholesale	0	1	(70.5%)	5	5	2.9%
Unbundled Local Loops	12	2	n.m.	19	3	n.m.
Pricing Plans ('000)	1,330	470	183.1%	1,330	470	183.1%
ARPU (Euro)	34.3	34.5	(0.8%)	34.0	34.3	(0.8%)
Subscription and Voice	29.8	31.3	(4.8%)	29.7	31.1	(4.4%)
Data	4.5	3.2	38.1%	4.3	3.2	34.4%
Call Completion Rate (%)	99.8	99.8	0.0pp	99.8	99.8	0.0pp
Faults per 100 Access Lines (no.)	2.1	2.3	(0.2pp)	4.2	4.8	(0.6pp)
Total Data Commun. Accesses ('000)	36	36	0.6%	36	36	0.6%
Corporate Web Capacity Sold (Mbps)	8,732	4,330	101.7%	8,732	4,330	101.7%
Number of Leased Lines ('000)	16	18	(11.8%)	15.8	17.9	(11.8%)
Capacity (equivalent to 64 kbps) ('000)	187	179	4.8%	187	179	4.8%
Digital (%)	96.1	95.5	0.6pp	96.1	95.5	0.6pp

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines increased by 18 thousand in the second quarter of 2005, boosted by the high level of ADSL retail net additions that totalled 49 thousand in the period. Net disconnections of PSTN/ISDN lines totalled 43 thousand in the second quarter of 2005, as a result of rising competition and a weak macroeconomic environment. Total main lines in the wireline business reached 4,445 thousand at the end of the second quarter of 2005, of which 3,871 thousand were PSTN/ISDN, 500 thousand were ADSL Retail, 46 thousand were ADSL Wholesale and 28 thousand unbundled local loops.

As part of PT’s strategy of enhancing the value of its broadband offer to its residential customers, PT upgraded its customers’ broadband speeds by a factor of four, with the standard product now offering speeds of up to 2Mbps. In line with its objective of accelerating broadband penetration in Portugal and encouraging the use of the Internet, PT organised a nationwide contest – the Sapo Challenge – among all the schools in the country, which tested the childrens’ ability to use “search” and PT’s portal and instant messaging service called “Sapo”.

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The launch of PT’s instant messaging service – Sapo Messenger – has also been a great success. The service leverages on the Sapo brand (the leading portal in Portugal), the ability to connect with other messengers available in the market (such as MSN and ICQ), send and receive SMS and a strong focus on local content. Sapo Messenger had approximately 150 thousand active users at the end of the second quarter of 2005. The success of this service has paved the way for the introduction of softphone VoIP and Video services, based on the Sapo Messenger, already in the third quarter of 2005.

The growth in pricing plans remained strong, with net additions in the second quarter of 2005 reaching 131 thousand. The total number of pricing plans reached 1,330 thousand at the end of the quarter, equivalent to a penetration of 36.5% of residential lines.

Total ARPU (voice and data) decreased by 0.8% y.o.y in the second quarter of 2005 to Euro 34.3. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 4.8% y.o.y to Euro 29.8, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet) increased by 38.1% y.o.y to Euro 4.5, representing already 13.0% of total ARPU in the second quarter of 2005. ADSL ARPU was Euro 27.9 in the second quarter of 2005, which compares to Euro 34.6 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product.

In the second quarter of 2005, interconnection rates decreased by 10.5% y.o.y for call termination and by 10.9% y.o.y for call origination.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 101.7% y.o.y in the second quarter of 2005, as a result of the expansion of ADSL. Total data communications accesses increased by 0.6% y.o.y in the second quarter of 2005. Leased lines capacity to end-users increased by 4.8% y.o.y in the second quarter of 2005, with leased line digital capacity reaching 96.1% of the total leased line capacity, an improvement of 0.6pp over the same period of last year.

Table 20     Wireline Traffic Breakdown

Million of minutes	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Total Traffic	3,778	4,282	(11.8%)	7,587	8,617	(12.0%)
Retail	1,658	1,922	(13.7%)	3,335	3,785	(11.9%)
F2F Domestic	1,121	1,328	(15.6%)	2,270	2,614	(13.1%)
F2M	219	237	(7.4%)	427	468	(8.8%)
International	102	95	7.9%	197	181	8.8%
Other	216	262	(17.6%)	441	521	(15.5%)
Wholesale	2,120	2,361	(10.2%)	4,252	4,832	(12.0%)
Internet	481	828	(42.0%)	1,043	1,838	(43.2%)

Total Orig. Traffic in the Fixed Network	2,699	3,262	(17.3%)	5,479	6,616	(17.2%)
Originated MOU (min / month)	230	272	(15.5%)	233	275	(15.4%)
Retail MOU (min / month)	166	184	(9.9%)	165	180	(8.5%)
F2F Domestic MOU (min / month)	96	111	(13.4%)	97	109	(11.0%)

Total traffic in the second quarter of 2005 fell by 11.8% y.o.y, on the back of the decline of 13.7% in retail traffic and 10.2% in wholesale traffic, which was strongly influenced by the 42.0% fall in dial-up Internet traffic as a result of the strong rollout of broadband. F2F domestic traffic fell by 15.6% y.o.y in the second quarter of 2005, as a result of the Sunday free traffic campaign held in the previous year. Excluding the impact of this free campaign in the second quarter of 2004, F2F domestic traffic would have fallen by 8.1% y.o.y in the second quarter of 2005. Retail MOU, which excludes carrier pre-selection lines, fell by 9.9% y.o.y in the second quarter of 2005 to 166 minutes, in part as a result of the Sunday free minutes campaign in the

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previous year. Excluding the impact of this campaign in 2004, retail MOU would have decreased by 6.6% y.o.y in the second quarter of 2005.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 21    Domestic Mobile Income Statement (1)

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Operating Revenues	373.8	393.3	(5.0%)	748.1	765.7	(2.3%)
Services Rendered	344.6	361.6	(4.7%)	687.2	701.8	(2.1%)
Billing	275.2	269.8	2.0%	537.6	522.3	2.9%
Interconnection	69.4	91.8	(24.5%)	149.6	179.5	(16.7%)
Sales	28.3	29.2	(3.1%)	58.5	58.5	0.1%
Other Operating Revenues	1.0	2.5	(60.7%)	2.4	5.4	(55.4%)

Operating Costs excluding D&A	208.5	213.0	(2.1%)	413.9	407.6	1.5%
Wages and Salaries	14.1	13.9	1.2%	28.5	27.3	4.4%
Direct costs	75.8	77.8	(2.5%)	155.3	151.0	2.8%
Costs of Telecommunications	68.8	72.7	(5.3%)	141.8	142.5	(0.5%)
Other	7.0	5.1	37.5%	13.5	8.5	57.5%
Costs of Products Sold	41.4	29.1	42.4%	77.6	59.8	29.8%
Marketing and Publicity	7.7	7.2	7.8%	16.2	15.0	7.9%
Support Services	4.2	8.9	(53.0%)	9.0	11.9	(24.4%)
Supplies and External Expenses	43.3	42.6	1.7%	85.5	83.8	2.0%
Provisions	4.1	16.8	(75.8%)	8.9	26.4	(66.4%)
Other Operating Costs	17.8	16.7	6.8%	33.0	32.4	1.8%

EBITDA	165.4	180.3	(8.3%)	334.2	358.1	(6.7%)
Depreciation and Amortisation	50.8	49.8	1.9%	101.5	95.3	6.5%
Operating Income	114.6	130.5	(12.2%)	232.7	262.8	(11.5%)

EBITDA Margin	44.2%	45.9%	(1.6pp)	44.7%	46.8%	(2.1pp)
Capex	28.9	18.5	56.0%	47.7	35.4	34.6%
Capex as % of Revenues	7.7%	4.7%	3.0pp	6.4%	4.6%	1.7pp
EBITDA minus Capex	136.5	161.8	(15.7%)	286.5	322.7	(11.2%)

(1) Includes intragroup transactions.

Operating revenues amounted to Euro 374 million in the second quarter of 2005, a decrease of 5.0% y.o.y, primarily as a result of the decline in service revenues, which fell by 4.7% y.o.y to Euro 345 million, reflecting the negative impact of the adjustment in interconnection rates. Customer revenues increased by 2.0% y.o.y to Euro 275 million, as a result of the increase of the customer base. Interconnection revenues fell by 24.5% y.o.y, on the back of the two cuts in interconnection rates, which occurred in July 2004 (to Euro 18.5 cents per minute) and March 2005 (to Euro 14.0 cents per minute), representing a reduction of approximately 27.5% in interconnection rates. Excluding the impact of lower interconnection rates, operating revenues would have increased by 1.0% y.o.y. Revenues from handset sales fell by 3.1% y.o.y to Euro 28 million, due to the higher level of promotions made by TMN.

EBITDA amounted to Euro 165 million in the second quarter of 2005, a decrease of 8.3% y.o.y, primarily as a result of: (1) the strong reduction in termination rates; (2) higher subscriber acquisition and retention costs related to the rollout of 3G; and (3) an increase in other costs related to the rollout of the 3G network, namely higher leased lines costs. EBITDA margin in the second quarter of 2005 stood at 44.2%, with pre-SARC EBITDA margin improving by 1.4pp y.o.y to 53.3% in the second quarter of 2005.

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Capex represented 7.7% of operating revenues, increasing by 56.0% y.o.y to Euro 29 million. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (70% of network capex), and improvements in quality of service and customer care. EBITDA minus Capex amounted to Euro 136 million, equivalent to 36.5% of operating revenues.

Table 22    Domestic Mobile Operating Data

	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Customers ('000)	5,108	4,872	4.8%	5,108	4,872	4.8%
Net Additions ('000)	21	(52)	n.m.	54	(15)	n.m.
Total Churn (%)	23.3	29.5	(6.1pp)	23.2	26.0	(2.8pp)
Data as % of Service Revenues (%)	11.0	9.1	1.8pp	10.9	9.3	1.6pp
ARPU (Euro)	22.6	24.5	(7.7%)	22.6	23.8	(4.9%)
Customer Bill	18.1	18.3	(1.2%)	17.7	17.7	(0.1%)
Interconnection	4.6	6.2	(26.8%)	4.9	6.1	(19.1%)
MOU (Min.)	122.4	122.1	0.2%	119.5	119.2	0.2%
ARPM (Euro cents)	18.5	20.1	(7.9%)	19.0	20.0	(5.1%)
SARC (Euro)	68.4	48.8	40.1%	64.1	47.5	34.9%
CCPU (1) (Euro)	11.3	11.5	(1.8%)	11.3	11.1	2.0%
ARPU minus CCPU (Euro)	11.4	13.1	(12.9%)	11.4	12.8	(10.9%)

(1)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 5,108 thousand customers at the end of June 2005, an increase of 4.8% y.o.y. Net additions in the second quarter of 2005 reached 21 thousand. As a result of the ongoing postpaid migration campaigns, postpaid customers represented 74% of net additions in the second quarter of 2005, which compares with 61% in the first quarter of 2005. Postpaid customers increased by 11.0% y.o.y, with the weight of prepaid decreasing by 1.0pp to 82.9% of the total customer base. Churn decreased by 6.1pp y.o.y to 23.3% in the second quarter of 2005, with churn to competition being less than 5%, according to market research undertaken by TMN.

Data services accounted for 11.0% of service revenues in the second quarter of 2005, an improvement of 1.8pp over the previous year, underpinned by the growth of non-SMS data that already accounted for 21.3% of data revenues in the period. The number of SMS messages in the second quarter of 2005 amounted to 365 million, corresponding to approximately 50 messages per month per active SMS user. The number of active SMS users reached 47.0% of total customers. The take-up of I9 (mobile multimedia portal) progressed well over the quarter, with I9 customers reaching more than 630 thousand at the end of June 2005. Games, ringing tones, sports and video downloads constitute the top daily access subjects per user. As at 30 June 2005, TMN had 398 thousand active MMS customers.

As at 30 June 2005, TMN had over 100 thousand 3G customers. The rollout of 3G is progressing well both from a product portfolio and network rollout point of view. UMTS geographical coverage currently stands at 12%, which is equivalent to 60% of population coverage.

Minutes of usage (MOU) remained broadly flat at 122.4 minutes in the second quarter of 2005, when compared to the same period of last year, although MOU in the second quarter of 2004 was positively impacted by the one-off effect of the Euro 2004 championship event.

ARPU in the second quarter of 2005 was Euro 22.6, a decrease of 7.7% y.o.y, on the back of a strong reduction in interconnection rates. Customer ARPU decreased by 1.2% y.o.y, as a result of traffic promotions aimed at stimulating on-net traffic and the one-off positive impact of the Euro 2004 in the second quarter of 2004. The 26.8% y.o.y decline in the interconnection ARPU was primarily due to the two interconnection rate cuts that occurred over the last 12 months. CCPU decreased by 1.8% y.o.y in the second quarter of 2005, partly offsetting the decline in ARPU.

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10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 23    Brazilian Mobile Income Statement (1)

R$ million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Operating Revenues	3,161.9	2,870.2	10.2%	5,941.5	5,569.8	6.7%
Services Rendered	2,694.1	2,623.9	2.7%	5,173.3	5,061.9	2.2%
Sales	391.7	199.9	95.9%	616.0	409.3	50.5%
Other Operating Revenues	76.0	46.4	63.9%	152.2	98.6	54.3%

Operating Costs excluding D&A	2,559.4	1,978.5	29.4%	4,344.1	3,650.3	19.0%
Wages and Salaries	153.9	173.8	(11.5%)	308.6	312.5	(1.2%)
Direct costs (including telecom costs)	353.9	283.5	24.8%	638.8	503.0	27.0%
Costs of Products Sold	836.5	665.9	25.6%	1,249.4	1,163.2	7.4%
Marketing and Publicity	118.9	104.6	13.7%	212.1	209.1	1.4%
Support Services	188.2	186.0	1.2%	356.8	295.8	20.6%
Supplies and External Expenses	435.9	291.3	49.6%	765.4	665.6	15.0%
Provisions	168.1	89.6	87.6%	278.6	160.8	73.3%
Other Operating Costs	304.1	183.8	65.5%	534.4	340.4	57.0%

EBITDA	602.4	891.6	(32.4%)	1,597.4	1,919.5	(16.8%)
Depreciation and Amortisation	620.5	487.0	27.4%	1,130.0	1,013.0	11.5%
Operating Income	(18.0)	404.6	n.m.	467.4	906.5	(48.4%)

EBITDA Margin	19.1%	31.1%	(12.0pp)	26.9%	34.5%	(7.6pp)
Capex	412.6	372.8	10.7%	947.8	502.3	88.7%
Capex as % of Revenues	13.0%	13.0%	0.1pp	16.0%	9.0%	6.9pp
EBITDA minus Capex	189.9	518.9	(63.4%)	649.6	1,417.2	(54.2%)

(1)	Information prepared in accordance with IFRS.

In the second quarter of 2005, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 10.2% y.o.y to R$ 3,162 million, reflecting primarily the increase of service revenues of 2.7% y.o.y, and the increase of 95.9% y.o.y from sales of equipment.

EBITDA decreased by 32.4% y.o.y to R$ 602 million in the second quarter of 2005. EBITDA margin decreased by 12.0pp y.o.y to 19.1% in the quarter, reflecting higher subscriber acquisition and retention costs as a result of increased competition and strong customer growth.

Capex rose to R$ 413 million in the second quarter of 2005, equivalent to 13.0% of revenues, primarily as a result of capacity expansion, CDMA overlay in the regions operated by CRT and TCO, and the rollout of 1xRTT and EV-DO. Over 60.0% of the capex in the second quarter of 2005 was related to 1xRTT and EV-DO. EBITDA minus Capex decreased by 63.4% y.o.y to R$ 190 million in the second quarter of 2005, as a result of the decrease in EBITDA and pick-up in capex.

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Table 24    Brazilian Mobile Operating Data (1)

	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Customers ('000)	28,446	23,514	21.0%	28,446	23,514	21.0%
Market Share in Areas of Operation (%)	47.6	54.5	(6.9pp)	47.6	54.5	(6.9pp)
Net Additions ('000)	1,487	1,639	(9.3%)	1,903	2,858	(33.4%)
Total Churn (%)	20.5	23.6	(3.1pp)	20.3	21.8	(1.6pp)
SARC (R$)	184.5	133.9	37.8%	175.3	133.8	31.1%
MOU (min)	78.7	90.4	(12.9%)	80.1	91.7	(12.6%)
ARPU (R$)	28.6	33.3	(14.2%)	28.7	34.0	(15.5%)
Data as % of Service Revenues (%)	6.1	3.8	2.3pp	5.8	4.1	1.7pp
CCPU (2) (R$)	19.6	19.2	2.4%	17.5	18.3	(4.2%)
ARPU minus CCPU (R$)	9.0	14.2	(36.7%)	11.2	15.7	(28.7%)

(1)	Operating data calculated using Brazilian GAAP.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 28,446 thousand customers at the end of June 2005, an increase of 21.0% y.o.y. Vivo added 1,487 thousand customers in the second quarter of 2005. Vivo’s market share at the end of June 2005 was 47.6% in its areas of operation and 37.7% in the whole of Brazil. Total churn decreased by 3.1pp y.o.y to 20.5%, reflecting the success of loyalty programmes introduced during 2004 and the notoriety of the Vivo brand. Subscriber acquisition and retention costs (SARC) increased by 37.8% to R$185 as a result of the higher subsidisation in the quarter related to the strong commercial activity around Mother’s Day and St. Valentine’s Day.

Although growth in the Brazilian mobile market has been mainly in the prepaid segment, Vivo continues to actively target and retain postpaid customers, which represented almost 14.0% of the additions in the quarter, against less than 2.0% in the second quarter of 2004. Prepaid customers accounted for 80.6% of the total customer base at the end of June 2005.

Data as a percentage of total service revenues was 6.1% in the second quarter of 2005, compared to 3.8% in the same period of last year. Approximately 31% of data revenues is derived from non-SMS data, such as downloads, Internet access and others. The number of downloads in the quarter reached an average of 1,181 thousand per month, as Vivo has been actively marketing 3G data services, supported on 1xRTT and EV-DO.

Vivo’s blended MOU dropped by 12.9% y.o.y in the second quarter of 2005 to 78.7 minutes, due to the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic, particularly in prepaid that was impacted by tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM). Postpaid MOU increased by 3.0% y.o.y in the second quarter of 2005, underpinned by a strong increase in outgoing MOU.

Vivo’s blended ARPU was R$ 28.6 in the second quarter of 2005, a decrease of 14.2% over the same period of last year, primarily as a result of the changing mix of the customer base towards prepaid, the decrease in incoming traffic, and the impact of the repositioning of postpaid pricing plans (“right planning”).

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11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 25    Multimedia Income Statement (1)

Euro million	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Operating Revenues	149.2	141.8	5.2%	305.8	285.9	7.0%
Pay-TV and Cable Internet	133.4	124.7	6.9%	271.1	243.4	11.4%
Audiovisuals	15.7	17.4	(9.9%)	34.4	42.3	(18.7%)
Other	0.2	(0.3)	n.m.	0.3	0.1	140.7%

Operating Costs excluding D&A	103.0	97.3	5.9%	211.0	199.7	5.7%
Wages and Salaries	10.6	9.6	9.9%	21.2	20.9	1.0%
Direct costs	47.9	43.1	11.2%	97.3	89.1	9.2%
Programming costs	29.0	29.7	(2.4%)	62.5	60.1	4.0%
Costs of Telecommunications	7.8	6.8	14.8%	15.6	13.3	17.8%
Other	11.1	6.6	68.6%	19.2	15.8	21.3%
Costs of Products Sold	3.9	2.5	56.2%	8.1	7.1	15.3%
Marketing and Publicity	5.1	7.7	(34.2%)	9.0	11.7	(23.4%)
Support Services	11.2	8.5	31.8%	19.3	17.0	13.8%
Supplies and External Expenses	21.3	19.8	8.0%	41.6	42.1	(1.2%)
Provisions	(1.1)	1.0	n.m.	3.9	2.0	96.8%
Other Operating Costs	4.1	5.0	(19.4%)	10.7	9.8	9.2%

EBITDA	46.2	44.6	3.8%	94.8	86.2	10.0%
Depreciation and Amortisation	14.6	13.5	8.4%	28.3	24.8	14.0%
Operating Income	31.6	31.0	1.8%	66.5	61.4	8.4%

EBITDA Margin	31.0%	31.4%	(0.4pp)	31.0%	30.2%	0.9pp
Capex	39.6	12.7	210.9%	55.6	22.2	150.4%
Capex as % of Revenues	26.6%	9.0%	17.6pp	18.2%	7.8%	10.4pp
EBITDA minus Capex	6.6	31.8	(79.2%)	39.2	64.0	(38.7%)

(1)	Includes intragroup transactions.

After 10 years of operations, the Pay-TV business undertook a database cleanup of inactive and bad debt customers in the first half of 2005, totalling 143 thousand customers (8.8% of the customer base), following the migration to new CRM, billing and provisioning systems. Revenues were adjusted accordingly. It is likely that with ongoing initiatives in this area, further adjustments may be carried out in the next two quarters.

PTM’s reported operating revenues increased by 5.2% y.o.y to Euro 149 million in the second quarter of 2005, underpinned by an increase in Pay-TV and Cable Internet revenues, which benefited from continued customer growth and the increase in broadband penetration. Audiovisuals revenues fell by 9.9% y.o.y in the second quarter of 2005 as a result of lower cinema attendance rates.

PTM’s reported EBITDA increased by 3.8% y.o.y in the second quarter of 2005 to Euro 46 million, and EBITDA margin was 31.0% . EBITDA increased by 10.0% y.o.y in the first half of 2005 to Euro 95 million. The underlying annual growth in EBITDA in the second quarter of 2005, resulted from the growth in basic and broadband customers, as well as the improvement in ARPU.

In the first half of 2005, PTM’s capex increased to Euro 56 million, equivalent to 18.2% of revenues, primarily as a result of the investment of Euro 17 million in satellite capacity of a fifth transponder. In addition, the capex of the first half of 2005 included investments in set top boxes, in IT and in the network. EBITDA minus Capex amounted to Euro 39 million in the first half of 2005, equivalent to 12.8% of operating revenues.

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Table 26    Pay-TV and Cable Internet Operating Data (1)

	2Q05	2Q04	y.o.y	1H05	1H04	y.o.y

Homes Passed ('000)	2,606	2,514	3.7%	2,606	2,514	3.7%
Bi-directional (Broadband Enabled)	2,484	2,283	8.8%	2,484	2,283	8.8%
Pay-TV Customers (2) (3) ('000)	1,465	1,487	(1.5%)	1,465	1,487	(1.5%)
Cable	1,076	1,123	(4.2%)	1,076	1,123	(4.2%)
DTH	389	364	6.8%	389	364	6.8%
Pay-TV Net Additions ('000)	9	21	(58.2%)	16	45	(64.7%)
Penetration Rate of Cable (%)	41.3	44.7	(3.4pp)	41.3	44.7	(3.4pp)
Premium Subscriptions (3) ('000)	786	876	(10.2%)	786	876	(10.2%)
Pay to Basic Ratio (%)	53.6	58.9	(5.2pp)	53.6	58.9	(5.2pp)
Cable Broadband Accesses ('000)	333	269	23.7%	333	269	23.7%
Cable Broadband Net Additions ('000)	13	19	(29.4%)	27	39	(29.3%)
Blended ARPU (Euro)	28.1	25.3	10.8%	27.6	25.0	10.3%

(1) As a result of a database cleanup, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand respectively.
(2) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(3) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,606 thousand at the end of June 2005, of which 95.3% were bi-directional and therefore broadband enabled. Pay-TV customers increased by 9 thousand in the second quarter of 2005, totalling 1,465 thousand at the end June 2005, of which 1,076 thousand were cable and 389 thousand were DTH.

The number of premium subscriptions decreased by 10.2% y.o.y to 786 thousand at the end of June 2005, corresponding to a pay to basic ratio of 53.6%, reflecting the weak macroeconomic environment. In the second quarter of 2005, the Pay-TV business continued the digitalisation programme, with the total digital set top boxes reaching more than 380 thousand at the end of June 2005.

In May 2005, PTM introduced the digital TV service, “Funtastic Life”. With 60 channels, the service reinforced the content offer of entertainment, movies, documentaries, sports, kids and music. The Pay-TV business also launched a new premium movie channel, “Lusomundo Happy”.

Broadband customers rose by 23.7% y.o.y in the second quarter of 2005, reaching 333 thousand customers at the end of June 2005. Approximately 13 thousand Netcabo customers were added in the second quarter of 2005, post database cleanup, while the penetration of the Internet service among cable TV subscribers increased to 30.9% at the end of June 2005, which compares with 23.9% in a previous year. In May 2005, PTM multiplied by a factor of four the speed of its broadband products and introduced for the first time speeds of up to 8Mbps.

Blended ARPU of the Pay-TV and Cable Internet business was Euro 28.1 in the second quarter of 2005, equivalent to an increase of 10.8% y.o.y, and reflecting the higher penetration of broadband services and the increase in Pay-TV prices.

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12. OTHER INTERNATIONAL INVESTMENTS

Table 27    Financial Highlights of Main Assets in Africa and Asia (1H05)
(1) (2)

Local currency	Currency	Average FX	Stake	Revenues	y.o.y.	EBITDA	y.o.y.	EBITDA
million		1H05						Margin

Médi Télécom	MAD	11.1	32.18%	2,046	25.0%	785	9.8%	38.4%
Unitel	USD	1.3	25.00%	189	113.1%	134	118.4%	70.7%
CTM	MOP	10.3	28.00%	913	13.6%	390	13.2%	42.7%
CVT	CVE	110.3	40.00%	2,831	2.2%	1,690	1.8%	59.7%
CST	STD	13003.0	51.00%	50,688	10.8%	16,107	8.6%	31.8%

(1)	All information in local GAAP.
(2)	Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Unitel.

In the first half of 2005, Médi Télécom revenues grew by 25.0% y.o.y to MAD 2,046 million, while EBITDA increased by 9.8% y.o.y to MAD 785 million. The total customer base increased by 60.6% y.o.y to 3,450 thousand, with net additions in the first half totalling 516 thousand. MOU decreased by 13.0% y.o.y in the first half of 2005, reaching 59.5 minutes. ARPU totalled MAD 105.7 in the first half of 2005, a decrease of 20.1% over the same period of last year, due to the increase in the subscriber base and the changing mix of the customer base towards prepaid.

Unitel’s revenues and EBITDA grew by 113.1% and 118.4% y.o.y respectively in the first half of 2005, underpinned by a strong growth in the subscriber base. Net additions totalled 206 thousand in the first half of 2005, with the total customer base reaching 794 thousand at the end of the period, an increase of 189.3% y.o.y. Unitel’s MOU decreased by 22.2% y.o.y in the first half of 2005 to 186 minutes, due to the increase in the customer base. ARPU totalled USD 47.2 in the first half of 2005, a decrease of 16.1%, primarily as a result of the strong growth in the customer base.

CTM’s revenues increased by 13.6% y.o.y to MOP 913 million in the first half of 2005, as a result of the increase in the customer base of the mobile and broadband divisions. EBITDA improved 13.2% y.o.y, reflecting the top line growth. In the mobile division, CTM’s ARPU reached MOP 221.7 in the first half of 2005, a decrease of 8.1% y.o.y, primarily as a result of higher competitive pressures and the growth in the prepaid segment.

In Cabo Verde, CVT’s revenues and EBITDA increased approximately 2% y.o.y. In the wireline division, main lines fell by 1.8% y.o.y in the first half of 2005, to 72 thousand, while in the mobile division increased by 35.8% y.o.y to 71 thousand. MOU reached 79.5 minutes, an increase of 5.1% y.o.y in the first half of 2005. ARPU in the first half of 2005, was CVE 2,290, a decrease of 8.6% y.o.y on the back of a strong growth in the customer base.

In São Tomé e Príncipe, CST’s revenues increased by 10.8% y.o.y to STD 50,688 million in the first half of 2005, with the EBITDA improving by 8.6% y.o.y to STD 16,107 million. In the mobile division, CST added 1,378 customers in the first half of 2005, bringing the total number of customers to 9,123 at the end of the period. MOU decreased by 12.0% y.o.y in the first half of 2005, reaching 85.4 minutes, as a result of the growth in the subscriber base. ARPU was STD 372 thousand in the first half of 2005, an increase of 0.6% over the same period of last year.

13. SECOND QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

Shareholder remuneration

>	On 27 May 2005, PT paid a cash dividend of Euro 0.35 per share.

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>	On 9 May 2005, further to the announced share buyback programme, PT acquired, through the exercise of equity swaps, a total of 37,628,550 PT shares, thus completing the 10% share buyback announced in September 2003.

>	In the shareholders’ meeting of April 2005, PT was granted authorisation to acquire an additional 10% of its share capital. PT’s Board has committed to undertake an additional 3% share buyback, subject to market and financial conditions of the company.

New services

>	On 1 June 2005, TMN announced its plan for a more aggressive rollout of 3G services in Portugal, in line with its strategic objective of reinforcing its leading position in the Portuguese mobile market.

>	On 7 July 2005, PT announced the launch of VoIP softphone services in Portugal. The product was developed in conjunction with Jabber, in Denver, Xten, in Vancouver, which developed VoIP software for Vonage and Yahoo!, and Critical Software, in Portugal. The service is available to all PT customers using the group’s instant messenger service – SAPO Messenger. Following this launch, SAPO Messenger customers can use free PC-to-PC VoIP and video services, making it one of the instant messenger services that integrate the highest number of communication functionalities available today in the market.

>	On 19 May 2005, PTM launched its digitalisation plans aimed at achieving one million set top boxes at the end of 2006.

Debt

>	On 16 June 2005, PT successfully issued a 20 year Euro 500 million Eurobond. The proceeds are to be used to fund the acceleration of 3G rollout in Portugal, to fund post retirement obligations related to additional headcount reduction, and to provide PT with additional financial flexibility, by reducing the use of commercial paper and standby facilities.

International Investments

>	On 7 June 2005, PT announced the creation of Africa PT, which aggregates all of PT’s businesses in Africa.

>	On 28 July 2005, PT announced the creation of Asia PT, which aggregates all of PT’s businesses in Asia.

Assets Disposals

>	On 5 August 2005, PT reached an agreement with Embratel to sell its 100% stake in PrimeSys in Brazil for a total consideration of R$ 231 million, equivalent to Euro 81 million, adjusted for the Brazilian Interbank rate (CDI) up to the closing of the transaction, which is pending approval by the local telecommunications regulator. In 2004, PrimeSys’ operating revenues and EBITDA amounted to R$ 253 million and R$ 35 million respectively. The impact for PT of PrimeSys’ costs with operating leases amounted to R$ 78 million.

>	On 10 August 2005, the Competition Authority notified Controlinveste of its decision not to oppose the acquisition of Lusomundo Serviços, which in turn holds 80.91% of Lusomundo Media. As a consequence, on 25 August 2005, PT

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Multimedia executed the sale of Lusomundo Serviços to Controlinveste, which resulted in a cash in of Euro 174 million for PT.

Board of Directors

>	On 28 July 2005, PT announced that Mr. Fernando Ulrich resigned as non-executive member of the company’s Board of Directors, following the sale by Banco BPI of its holding in PT’s share capital. Banco BPI’s funds own 0.63% of PT’s share capital.

14. MAJOR HOLDINGS

Table 28    Major Holdings

Company	Country	Business	Equity	Consolidation Method
			Participation

Wireline	Portugal	Wireline	100.00%	Full Consolidation
TMN	Portugal	Mobile	100.00%	Full Consolidation
Brasilcel (Vivo)	Brazil	Mobile	50.00%	Proportionate Consolidation
TCP	Brazil	Mobile	65.70%
TCO Celular	Brazil	Mobile	51.42%
Global Telecom	Brazil	Mobile	100.00%
Tele Sudeste Celular	Brazil	Mobile	91.14%
Celular CRT	Brazil	Mobile	68.33%
Tele Leste Celular	Brazil	Mobile	50.59%
PT Multimedia (1)	Portugal	Multimedia	58.43%	Full Consolidation
CTM	Macau	Wireline/Mobile	28.00%	Equity Method
Médi Télécom	Morocco	Mobile	32.18%	Equity Method
CVT	Cape Verde	Wireline/Mobile	40.00%	Full Consolidation
Unitel	Angola	Mobile	25.00%	Equity Method
CST	São Tomé e Príncipe	Wireline/Mobile	51.00%	Full Consolidation

(1) As at 30 June 2005, PT had access to an additional 9.9% of PTM's share capital through equity swap contracts. Furthermore, PT also has signed certain derivative contracts that give it the option to acquire an additional 4.9% of PTM's share capital, under certain terms and conditions.

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15. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) in 2005 and in accordance with IFRS 1 – “First-Time Adoption of International Financial Reporting Standards” has used January 1, 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, PT’s financial statements were prepared in accordance with Portuguese Generally Accepted Accounting Principals (PGAAP).

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

2. Sale and Lease Back transactions

PT has entered into Qualified Technological Equipment Transactions over certain of its telecommunications equipments and into sale and lease back transactions over certain of its buildings, and received up-front fees to enter in those transactions. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles (“SPV”) should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV’s were not consolidated.

3. Post retirement benefits

Under IFRS, and considering the provisions of IFRS 1 regarding post retirement benefits, PT has adopted the following accounting procedures: (1) the use of the 10% corridor to recognise in the net actuarial gains and losses; and (2) the amortisation of the transition obligation over a period of five years. Under PGAAP, all actuarial gains and losses and transition obligation were amortized over the net income during the average working life of employees.

4. Profit sharing and bonus plans

Under IFRS, the costs incurred with profit sharing plans, including the deliver of PT shares to employees, is recognised at fair value in the income statement when the obligation is assumed. Under PGAAP, this cost is recognised directly in shareholders’ equity when the distribution of shares occurs.

5. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

6. Amortization of goodwill

Under IFRS, goodwill recognized in the acquisition of financial investments is not amortized, being subject to periodic impairment tests. Under PGAAP, goodwill is amortized through income, although being also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after January 1, 2004.

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7. Amortization of telecommunication licenses

Under IFRS, telecommunication licenses are amortized on a straight line basis during its useful life. Under PGAAP it is permitted the use of different amortization methodologies, in line with the expected benefits obtained from the use of the license.

8. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining portion to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and usually is allocated to goodwill. PT used the exception of IRFS 1, and has only applied this rule to business combinations entered after January 1, 2004.

9. Start-up expenses and research and development

Under IFRS, start-up expenses are recognized when incurred. Under PGAAP, star-up expenses are recognized as an intangible asset and are amortized on a straight line basis.

Under IFRS, expenses related to the research phase should be recognized when incurred, and development expenses can be recognized as an intangible, if any future benefit is expected, and amortized on a straight line basis during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognized as an intangible asset and are amortized on a straight line basis, if any future benefit is expected to occur.

10. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognized when incurred. Under PGAAP, these costs can be recognized as an intangible asset and amortized on a straight line basis, if any future benefit is expected to occur.

11. Subscriber Acquisition Costs (SACs)

Under IFRS, SACs can be recognized in net income when incurred or alternatively they be recognized as an intangible asset and amortized over the expected life of the customer, if it is possible to allocate the SACss to each customer. PT opted to recognize SACs when incurred, which differs from its previous PGAAP policy of deferring SACs.

12. Financial instruments

Under IFRS, financial instruments are measured at fair value with the change in the fair value being recognized either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting according to the rules of IAS 39. Under PGAAP, changes in the fair value of financial instruments that are clearly identified as held for sale are recognized in the income statement.

13. Equity swaps on own shares

Under IFRS, equity swaps on own shares contracted by PT comply with the requirements of IAS 39 to be recognized as a liability related with the acquisition of treasury shares. Under PGAAP, a provision is recognized in the income statement, if the fair value of the equity swaps is negative.

14. Exchangeable bonds

Under IFRS, exchangeable bonds are initially recognized in two components: (1) the present value of the liability; and (2) the market value of the exchange option in shareholders’ equity. The liability is subsequently measured at amortised cost. Under PGAAP, exchangeable bonds are recognized as a liability until the maturity date.

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15. Revenue recognition

Under IFRS, revenues from the sale of certain bundling products/services should be splited between all of its components, and recognized in accordance with the criteria defined for each component. Under PGAAP, revenues from bundling products/services are recognized when the sale of those bundled products/services occurs.

16. Financial investments (available for sale)

Under IFRS, financial investments classified as available for sale should be measured at fair value and the change in fair value recognized in shareholders’ equity; on the disposal of the investment, all accumulated changes in the fair value should be allocated to net income. Under PGAAP, the financial investments are recognized at the lower of acquisition cost or market value, with the related adjustments being recorded in the income statement.

17. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

>	Provisions for financial investments were deducted to the correspondent asset;

>	Provisions for tangible and intangible assets were deducted to the correspondent asset;

>	Investment subsidies not yet recognized in the income were deducted to the value of the correspondent asset;

>	Certain revenues are recognized gross of the related costs;

>	Goodwill generated in the acquisition of associated companies was recognized as a financial investment.

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Table 29    Income Statements under IFRS

Euro million	1Q04	2Q04	3Q04	4Q04	2004	1Q05	2Q05	1H05

Operating Revenues	1,411.0	1,470.1	1,525.7	1,553.1	5,959.9	1,456.1	1,568.1	3,024.2
Services rendered	1,313.6	1,379.6	1,414.2	1,396.9	5,504.4	1,356.9	1,443.4	2,800.4
Sales	80.9	69.9	92.9	128.2	371.9	77.8	104.3	182.1
Other operating revenues	16.5	20.6	18.6	28.0	83.6	21.4	20.3	41.7

Recur. Operat. Costs excluding D&A	822.9	892.2	921.4	1,004.0	3,640.5	847.0	1,028.5	1,875.5
Wages and Salaries	152.4	154.6	165.7	163.4	636.2	162.4	173.8	336.2
Post Retirement Benefits	41.7	38.1	41.5	(13.4)	107.9	36.1	36.1	72.2
Direct costs	206.0	217.2	211.7	216.5	851.5	209.5	216.7	426.2
Costs of Products Sold	107.8	130.0	150.0	197.0	584.8	106.4	181.6	288.0
Marketing and Publicity	33.4	40.9	35.4	52.0	161.6	32.7	46.5	79.1
Support Services	39.5	43.0	46.0	55.8	184.2	44.3	53.5	97.8
Maintenance and Repairs	32.5	33.9	28.7	32.1	127.2	38.1	40.1	78.1
Supplies and External Expenses	148.9	164.5	170.0	179.6	663.1	161.0	195.3	356.3
Provisions	27.4	31.2	31.5	73.7	163.7	8.0	32.0	40.1
Taxes Other than Income Taxes	27.3	31.2	37.1	27.4	123.0	37.2	39.1	76.3
Other Operating Costs	5.9	7.6	3.9	20.0	37.4	11.3	13.8	25.2

EBITDA	588.2	577.9	604.3	549.1	2,319.4	609.1	539.6	1,148.7
Depreciation and Amortisation	226.9	234.1	233.8	239.6	934.4	233.3	260.5	493.8
Recurring Operating Income	361.2	343.8	370.5	309.5	1,385.0	375.8	279.1	654.9

Other Expenses (Income)	12.3	6.4	61.2	226.9	306.7	17.8	87.9	105.7
Work Force Reduction Programme Costs	2.1	1.8	45.8	131.5	181.2	15.3	81.5	96.8
Losses (Gains) on Disp. of Fixed Assets	1.1	1.4	0.3	8.3	11.0	0.6	(0.2)	0.4
Other Non-Recurring Costs	9.1	3.2	15.1	87.1	114.5	1.9	6.5	8.4
Income bef. Financials & Inc. Taxes	348.9	337.4	309.3	82.6	1,078.3	358.1	191.2	549.3

Financial Expenses (Income)	34.3	32.3	33.9	103.0	203.5	57.9	45.8	103.7
Net Interest Expenses	43.5	52.4	50.4	58.6	204.9	53.2	63.1	116.2
Net Foreign Currency Losses (Gains)	(6.7)	6.2	(4.8)	38.0	32.8	(9.6)	(26.3)	(35.9)
Net Losses (Gains) on Financial Assets	(13.9)	(36.1)	11.5	3.5	(35.0)	7.6	26.7	34.4
Equity in Losses (Earnings) of Affiliates	(5.9)	(0.1)	(32.5)	(13.0)	(51.4)	(7.3)	(21.8)	(29.1)
Other Financial Expenses	17.3	9.8	9.3	15.9	52.2	14.0	4.1	18.0

Income before Income Taxes	314.6	305.2	275.5	(20.4)	874.8	300.2	145.4	445.6
Provision for Income Taxes	(101.7)	(82.0)	(95.4)	86.4	(192.6)	(103.3)	(73.1)	(176.4)

Income from Continued Operations	212.9	223.2	180.1	66.0	682.2	196.9	72.4	269.2
Income from Discontinued Operations	(3.5)	0.9	(2.2)	1.7	(3.2)	(0.9)	2.5	1.6
Income Applicable to Minority Interests	(24.9)	(22.9)	(23.2)	(30.9)	(101.9)	(21.6)	9.7	(11.8)

Consolidated Net Income	184.5	201.2	154.7	36.7	577.1	174.4	84.6	259.0

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Table 30     Net Income Reconciliation

Euro million	1H04

Net Income under Portuguese GAAP	322.5
Asset retirement obligation (1)	(0.6)
Sale and lease back transactions (2)	(0.8)
Post retirement benefits (3)	10.7
Profit sharing bonus plans (3)	0.0
Provisions for restructuring (5)	(1.2)
Goodwill amortization (6)	42.9
Concession licenses amortization (7)	(9.2)
Purchase accounting (8)	(0.4)
Start-up and R&D expenses (9)	(3.2)
Deferred costs (10)	0.0
Subscriber acquisition costs (11)	5.1
Financial instruments (12)	27.4
Equity swaps on own shares (13)	(7.1)
Exchangeable bonds (14)	(1.3)
Revenue recognition (15)	0.9

Net Income under IFRS	385.7

Table 31     Shareholder s Equity Reconciliation

Euro million	1 January 2004	31 December 2004

Equity before MI under PGAAP	2,940.8	2,704.8
Asset retirement obligation (1)	(18.8)	(20.3)
Sale and lease back transactions (2)	(36.1)	(37.7)
Post retirement benefits (3)	12.1	26.4
Profit sharing bonus plans (3)	0.0	0.0
Provisions for restructuring (5)	6.2	4.2
Goodwill amortization (6)	0.0	84.6
Concession licenses amortization (7)	(43.5)	(58.0)
Purchase accounting (8)	0.0	(0.8)
Start-up and R&D expenses (9)	(25.7)	(24.1)
Deferred costs (10)	(7.7)	(5.4)
Subscriber acquisition costs (11)	(24.2)	(18.4)
Financial instruments (12)	16.0	12.9
Equity swaps on own shares (13)	(198.8)	(189.8)
Exchangeable bonds (14)	7.4	3.4
Revenue recognition (15)	(6.9)	(6.5)
Available for sale securities (16)	0.0	2.9

Equity before MI under IFRS	2,620.8	2,478.3

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This information is also available on PT s IR website http://ir.telecom.pt.

Conference Call details:

Date: 15 September 2005
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)
Telephones numbers:
            Outside US: +1 201 689 8261
            US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:
            Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 167492)
            US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 167492)

Contacts:	Zeinal Bava, Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes, Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.